Filed by Rentrak Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rentrak Corporation

Commission File No.: 000-15159

Date: October 6, 2015

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EDITED TRANSCRIPT

RENT - Rentrak Corp Investor Day

EVENT DATE/TIME: OCTOBER 01, 2015 / 04:30PM GMT

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

CORPORATE PARTICIPANTS

Bill Livek Rentrak - Vice Chairman and CEO

Irwin Gotlieb GroupM - Global Chairman

Serge Matta comScore - President and CEO

Caroline Horner Rentrak - Senior Vice President, Product Innovation

Andrew Appel IRI - President and CEO

Keith Camoosa Magna Global - Executive Vice President, Managing Director, Research and Analytics

John Dempsey Oracle Data Cloud - Senior Director, Mobile

Chris Ryan Scripps Networks - Vice President, Sales Research & Strategy

Dave Boylan Rentrak - Board Member

Steve Lanzano Television Bureau of Advertising - President and Chief Executive Officer

Brent McGoldrick Deep Root Analytics - CEO

Scott Tranter Optimus - Partner and Founder

Derek Turner AMG - Product Development Director

Peter Bouchard Civis Analytics - Director of Media Science

Chris Wilson Rentrak - President - National Television

CONFERENCE CALL PARTICIPANTS

Laura Martin Needham

Alan Gould

Thomas Paulsen

Jason Cohen

Matthew Harrigan Wunderlic

Rich Tullo Albert Fried

James Dix Wedbus

Tom Eagan

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between comScore, Inc. (“comScore”) and Rentrak Corporation (“Rentrak”). These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the comScore stockholders or Rentrak shareholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K reports filed by comScore and Rentrak with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and comScore and Rentrak are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, comScore intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of comScore common stock to be issued in the merger, and comScore and Rentrak intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor Relations, by telephone at (310) 279-5980, or by going to comScore’s Investor Relations page on its corporate web site at www.comscore.com, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Place, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page on its corporate web site at www.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders or stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Shareholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is included in comScore’ Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore stockholders and Rentrak shareholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.

PRESENTATION

Bill Livek - Rentrak - Vice Chairman and CEO

Ladies and gentlemen, if you’d please grab a seat. You can grab some sweets or food or beverages if you would like. This is an investor day, but it’s a unique investor day because it’s absent numbers because of the transaction that we announced this week. We did not want to cancel our Investor Day because we have unbelievable panels which are all special, but we did want to have a panel with one of the foremost industry executives, a trailblazer, and Serge who is the CEO of comScore and myself.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

We will entertain questions on that panel about comScore and Rentrak, obviously, and the merger, but that will be the end of questions on the deal. And we have certain parameters that we can answer with them because the transaction isn’t done until it is approved by the government regulators. So we have a lot of respect for our regulatory system and we’re not going to do anything that would jeopardize the transaction from closing which we believe will happen in early 2016.

Thank you all for coming today to our investor day. It’s been an unbelievable year that we’ve had. Because last year almost to the day, we announced the most significant deal up to that point in Rentrak’s history. We announced the acquisition of WPP’s US-based television assets. We did that for three reasons. We did it for reason number one so our advertising agency customers and the networks could have one product on a national basis. We did it for the second reason because WPP has a group of information companies that are independent with great products. Products by Shopcom, that’s a conglomeration of credit and debit card information that we are able to merge that information into Rentrak television viewing.

They are the leader in audience expenditure information, and so much more than that. We were able to cut very profitable deals on a joint sales basis for our customers, which is great.

And the third reason, and I like to say that this may be the most important reason, it allowed Rentrak to be critically evaluated and have as a customer GroupM which is the largest television spender. And those three reasons became a reality last year and I’m happy to report one year later that deal is bearing fruit for our customers and our shareholders. But this is the real deal that we’ve been working on for a long time.

I’ve known the founders of comScore early in my career. They were working in Chicago for a company and I started my career at the Arbitron Company and we knew one another. And over the past few years I’ve come to know Serge, the CEO of comScore, and this deal is the result of the consumer changing how they’re using television across many screens. And the inflection point that caused this deal to occur is the consumer. It’s two great information companies coming together with complementary assets — complementary assets on data, products, people, and innovation.

In my years since I’ve graduated the university, I’ve seen a lot of transactions and been involved in many. I’ve never seen a transaction with just such perfect industrial logic and just such perfect people assets. Now, it’s up to us once the deal is approved to execute. But when you’ve got great assets and you’ve got great people and great innovation intuition, this deal, I’m all in on, and I hope all of our shareholders are all in on, because we think this deal helps us define the future of measurement.

We’re taking our core assets of measuring movies around the globe, and for the first time, we do have a digital asset that we can help the owners of content understand the consumer on the internet around the world. We take our on-demand platform where we’re measuring 120 million television sets with all the movies that they watch and all the television shows that they watch. We’re taking our television product in all 210 local markets that we’ve built a heck of a market share in a short period of time that’s measuring live TV and DVR viewing and our national product merging with the great assets that comScore has, measuring all the activity on someone’s computer, their mobile device, their tablet devices and over the top. We have assets now that are going to create (future products, and at the same time, the cross selling opportunities are enormous.

We did this deal because our customers wanted us to do it. And we believe that we did not want to wait because waiting would not have profited anyone. And I’ve received criticism from some shareholders that said we should have waited. I respectfully disagree.

We act it. We act it at an inflection point where the industry was We act it with a fair deal that all of our parties agree is the right deal, a fair deal, and I’m all as I said as many of our employees are all in with bringing this to conclusion, bringing the best products across platform products to the ad agency, the advertiser marketplace. But I would be remiss if I didn’t give you a quick recap of all the other things that we accomplished in the last year because there’s a ton of them.

In the movie business the movie business grew greatly last year. Year-to-date, we’re about 28 billion dollars in consumer spend worldwide, that’s a six percent increase over last year. As our friends over at Comcast, Brian Roberts, said recently, they won’t greenlight a movie unless they see a great deal of the income coming outside of North America. We have a great guest from Fox in a little bit that we’re going to talk about the domestic and the international box office, but because the industry is so healthy, Rentrak has been layering on more and more analytics to help the content creators build their business more successfully. That business sector of analytics is about a $300 million revenue opportunity.

In the last year, we’ve harvested two products that we’ve talked about. PreAct, this is where we take social media information where the consumer is reacting to movie trailers that they may have seen at the Box Office or at the movie theater. They may have seen on their web page or on a television advertising. It relates consumer sentiment. Whether they plan on going, whether they like or dislike. A whole number of variables that allows the content creators to adjust their marketing material. We’ve added a great number of customers in the past year

PostTrack, which is a product that asks consumers once they leave a movie theater what they thought about the movie and whether they’re going to recommend it to their friends. Whether they’re going to see it on video on demand when it’s made available or whether they’re going to tell their friends don’t see it. Wait for video on demand. And we all have been there. This allows the movie infrastructure to work a lot more productively.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

We talked in our last quarterly earnings report that we launched electronic box office reporting, we now call that Rentrak Swift. What this essentially does is it allows cash to move faster from the movie theater to the creators of content. It’s one thing to have flash information, like Rentrak is producing of quick box office information, but like all tickets there are some of those that people go and return them, there’re discounts and the like, cash has to move in a reconciliated kind of way.

We’ve created in the last year that infrastructure so that cash can move more quickly with Rentrak Swift. And we signed just recently Sony to our program there and we plan on building that out internationally.

You heard very recently in the past couple of weeks, we cut a deal with Movietickets.com. This gives us the ability, and we’re in the process of creating two products. We have people demographic information of people who are buying a movie ticket in advance. We can really quick view of who they are so our studio partners and their ad agencies can make faster decisions. They also can do quite a bit of analytics when that information is merged with the Rentrak television viewing information. So this is the first time we are taking pre sales with demographic information by location helping the ecosystem work more efficiently. The ecosystem is healthier but we know there’s a passion of all the CEOs and presidents that are out there to get a lot more for a lot less with their marketing dollar. All of our Rentrak’s tools are designed to do that.

We just recently did a transaction, a small one but we believe it’s a very productive one, with an analytics group to create two products.

One of them is Jigsaw. And think about studio executives’ walls. They’ve got the equivalent of many different patchworks of countries, territories, dates, movie releases, and they’re juggling it around manually. And one of the big variables is what Rentrak data said in how they did those types of movies did in the past. And by juggling it around and what they’ve been doing since the beginning of the movie industry, they try to become more productive.

Rentrak is automating that with our analytic suite with Gower Street to create Jigsaw that we believe will be increased productivity and profitability for the owners of content.

We’re creating an additional product called Fullhouse. Once the decision gets made and the content is on the screens with dates, then as it opens, giving them the analytics to move it from auditorium size, these are the types of products that our movie business is actually launching now to capitalize on that $300 million opportunity.

Let’s switch to local TV. Since we were here last year, Rentrak has 35% more television stations. And it wouldn’t be an Investor Day if we didn’t break some news. We are announcing today at this time that all of the CBS owned and operated stations an additional 15 and 10 markets including New York City with Channel 2, WCBS, have become subscribers.

This now gives us all of the owned and operated groups with the exception of one where we have 50% of their stations in the big cities like New York, Chicago and Los Angeles. Our thanks goes out to a lot of people at CBS including Les Moonves and Peter Dunn who made that possible.

The utility that they see with Rentrak is they sell more advertising when make and model of car is integrated with the precise TV show with stable ratings. They are able to talk with the political candidates’ consultants to make sure they’re in the right shows, not just in news, priced correctly in news but also in early fringe, late fringe, in all of their content. The big asset with Rentrak on local TV is every time there is a commercial break, the audience is being described. It’s stable, and no zero cells as we call it that are anomaly when you have a sample.

Rentrak has made a difference in television, and you see it graphically in local TV. And we have a great panel on local TV.

We did a lot in national TV in the last year. All of the agency holding companies we’re working with. And as you know, and you may want to ask Irwin a question when he comes up here about all of the ad agency reviews that are going on, a record amount of ad spend is under review.

I don’t know why. Ask Irwin. I have a hypothesis, and one hypothesis is the brand owners are seeking more efficiency.

In the agency holding companies that have the best tools about figuring out what show they should be on and what is proper to pay will always lead to profit in the end. Rentrak is paying a central role with all the agency holding companies in that agency review and in the upfront process that just occurred.

You may have seen a press release that went out in the middle of all the press releases that have gone out this week. But this one may have gotten lost in your inbox and it’s that Rentrak has expanded its relationship with Turner with two of their platforms, called Target Now and Audience Now. Where Turner is making guarantees with a number of categories of advertisers. Think about it, making a guarantee with make and model of a car up against a television show. Making a guarantee with retailers on TV shows. This shows you the marketplace is changing.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

I was on a panel yesterday that someone said there’s only one currency. Well we believe that we live in a world where there are a basket of currencies, and change happens when a buyer and seller individually agree that they’re going to make a transaction.

At last year’s Investor Day, we talked about our strategy of making sure that buyer and seller have the tool to come to an agreement. This has happened in local, and now it’s happening in national, too.

A couple of weeks ago, we had the honor to present at the Goldman Sachs Communacopia, and there were a number of CEOs of media companies presenting with some phenomenal updates on where they are. I actually enjoyed James Murdoch in particular. And I’m going to paraphrase his actual quote that’s up on the screen.

He was talking about Empire and that he sees, using Rentrak information, that way more than half of the audience over the course of a month are watching Empire on a delayed basis off their DVR or video on demand or on fox.com. And he also says that after day three, and he said after day seven, he thinks they’re going to be able to monetize that a lot better than they’ve been able to monetize live TV in the past. And if you think about it, it makes sense. Today we have the tools that were really invented in a direct marketing age and analog direct marketing age that have been advanced in the digital age. And we’ve applied them to television where actual individual behavior with time as a demographic in addition to how they live their life sales and the products that they buy, consume and put in their cupboards can now be overlaid on actual television shows.

Ad supported television has never been healthier. It’s just the yardstick has been broken.

If we look at the course of 28 days as your measure, a month, and then you look at all of the viewing within a home in that ecosystem, there’s actually more minutes of viewing in primetime with about 34 networks. What’s happened, live viewing is absolutely down. And the analysts that are writing articles about the premature death of TV have simply got it wrong.

The consumer because they can has shifted their time. Those of you who love TV, there are more great shows that are being produced and on television than ever before. We don’t have enough minutes, but we do have enough minutes when you consider we do have a lot of down time. We just can’t watch three shows at once. We can only do one thing at a time when it comes to television viewing. But the access of delayed viewing on all the different platforms. You look at what Rentrak’s measuring, the ecosystem is roughly the same this year versus last year. When you look at the over the top viewing from fox.com, cbs.com, all the networks’ dot com, plus the over the top with Hulu, ad supported, you have got more people watching these great shows, they’re just not being monetized well yet. Again, a reinforcing element of why we did the deal with comScore now and we didn’t wait. Because the consumer did not wait. The consumer is watching all of these shows. And the content creators in their never-ending quest for individuals who watch their show are producing great television shows out there.

Before I move to the panel, I want to do an Emmy type moment and thank people. Besides thanking my parents who I wouldn’t be here without them this deal that we did with comScore never could have been possible if it weren’t for the people that work at Rentrak today and in the past. The deal could not have been possible if we didn’t have the trust of customers that are out there and some of them are here today.

But there’s one individual that I want to point out. Rentrak has been through a number of reinventions. And I like to look at it as one of the great entrepreneurial stories in America. Rentrak started out as a company that owned video stores, and then it reinvented itself, sold those stores in a blockbuster age and decided to be in the information business where it could manage transactions when it gave content to retailers for no cash, but they had to measure what each rental was. Rentrak developed a big data business before the craze was invented. And then after that, it moved into the video on demand business. And then after that, into the television business.

There was one investor in Portland, Oregon that believed in the vision the whole way. And he truly is the definition of a long-term investor. I think one of the definitions says someone who’s in for 15 minutes. This guy has been in well beyond 15 years.

And I want to call him out here today. He’s not here, but he is listening via the webcast, and that’s Andre Isley. He truly has been a trailblazer as those truly from Oregon, but he immigrated to the United States and built a fortune on building different businesses as only we can do in America. So I did want to thank Andre. He’s a heck of an individual and Rentrak would not be here without individuals like Andre that supported the company through thick and thin.

Now on to the future. I’d like to call up my panelists after I introduce them. Irwin Gotlieb, who is global chairman, CEO of GroupM. GroupM is the largest ad spender in the world. Irwin is also, I like to believe, one of the smartest guys out there when it comes to the future. And Irwin in the last few years has become a friend of Rentrak, a friend of mine personally. Someone who I respect enormously about his ability to look in the past, look today where we are and where we’re going in the future.

Another individual who now I’m proud to call my friend and my partner, Serge, who is CEO of comScore. And I’d like to invite both of these gentlemen up here so we can have a chat. Come on up guys.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

You’ve got really the three guys up here that have done a lot in their past and we believe have a lot more to do in the future. Irwin is a guy who has done more to redefine how the industry plans and buys television. He’s been doing it for a long time. And he’s a guy that has the wisdom of his past looking into the future.

Irwin, you’ve been the godfather in many ways of encouraging Serge and I to work together. As you look in our merger, how do you think this is going to bode for the industry?

Irwin Gotlieb - GroupM - Global Chairman

I wish you’d done it a year ago because then we’d be talking about what we’ve accomplished.

Look, you said it yourself media consumption has changed. If measurement doesn’t keep up with the patterns of media consumption, the whole ecosystem is affected. We today, whether we realize it or not, are very much at risk of having that happen. We already have a number of significant inequities that we’ve been talking about. Martin — my boss Martin Sorrell — has not wasted an opportunity to mention the fact that measurement is one of the core issues we have today. And the truth of the matter is. Television in aggregate, total viewing levels have grown over the decades. Somewhere around 27 months ago, it plateaued. And then we began to see decreases based on Nielsen reports.

We believe that some small portion, call it 25%, 30% of that decline is a function of the fact that services like (inaudible) changing consumption patterns and people are watching advertisements for a (inaudible). But the remainder, the biggest chunk of the decline is a failure of measurement. And so that’s a problem. It’s not good for the ecosystem when media consumption is under measurement. From our standpoint, the best way to keep the medium healthy is to make sure the supply side of the equation lives.

The second thing is, as many of the people in this room know and as you the two gentlemen know, more and more of what we do is done at the census level.

Event-level data on the web is all census level. Your stuff is all household level. Our Nielsen data continues to come in, from a panel of 50,000 users, where each respondent is representative of 5,100 hypothetical individuals in the universe. I gotta tell you, for me that just doesn’t cut it. It just doesn’t.— I can’t work with it. And so there is a desperate need for this coming together from an industry standpoint.

Bill Livek - Rentrak - Vice Chairman and CEO

Thank you.

Serge, I want to ask you the same question, but before I do, before we got started, a number of Rentrak investors said they really support the deal, they think it makes a lot of sense. But now they’ve got to do homework on comScore. For the investors that are here and those that are online, can you share what comScore does in its base business, talk about our vision.

Serge Matta - comScore - President and CEO

Sure. So the way I like to explain it is, go back in time a bit. So we’ve been in business since ‘99. We started as a company — for the folks who don’t know what comScore does and who we are we started as a company with the goal of measuring online via a panel. So we built a panel of two million individuals, opt in, and we measured everything that they did. And by measuring everything, we see what sites they go, if they go to Amazon, if they go to Facebook. If they go to Google, if they go to Twitter. We build a representative opt in panel of 2 million. And then we take that panel, we weight it and we project the total online population. That was back in ‘99, so the concept of tagging and the concept of mobile — a mobile phone didn’t exist. Smartphones, tablets, you name it, it didn’t exist.

So fast forward, in 2006, 2007, we went public. And we’ve been public since then on NASDAQ and we then decided — well, hold on a second, mobile is starting to appear, we need to make sure we replicate everything that we do in PC to the mobile world. And we did that. We have panels on smartphones and on tablets, and you name it.

But then, the challenge came to us from our clients, kind of the same inflection point that we are at now, where the clients were basically saying, we want you to measure it all on digital. Not just based on the 2 million panel but we want you to measure it every single individual on this planet. Let’s take that as a huge challenge. And not just in the US by the way, but global.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Irwin Gotlieb - GroupM - Global Chairman

Are there a lot of people out there?

Serge Matta - comScore - President and CEO

A lot of people. We had a bunch of different choices. I’m glad the choice we went with worked out. We could have gone to the operators and tried to get their data. We’d be still here talking about getting their data. We could have gone to the wireless operators. That would have been also quite challenging. But what we decided to do as an independent, we have built a firm stand in the industry as an independent third party measurement service for digital. We went and leveraged our clients. We went to our clients, for example, the NBCs the Comcasts, the Microsofts the AOLs, the Verizons, you name it. We went to our clients and said can you please put some piece of code or software on your website. And not only just on your website, but on your mobile app and on your mobile browsing site. On anywhere you consume content digitally put this code. And guess what, they did. Now why on earth would they do that? They did that for a simple reason, they wanted better measurement, which is kind of the same thing we’re talking here. The clients are asking, the industry is begging for better measurement. Now instead of digital, independent third party measurement at scale. So they went ahead and put this code, and today we have millions and millions of sites, Bill showed on an earlier slide, that we measure everything. Not only just the content, so the content of, did you go to CNN and actually see the article (inaudible)? Yes, we measure all of that. For everybody in the world that actually visits cnn.com or its properties. But also, all of its mobile, all of its apps, anything that over the top devices, so Hulu Sony Crackle, you name it. We measure it, we’re able to — so on digital we have truly become the digital currency for audience measurement.

Now, it’s on content and it’s on advertising. So we can’t ignore the advertising piece. If you see an ad, on digital we’re able to measure it. We’re able to measure who actually saw that ad. It’s amazing to have a Procter and Gamble, spend millions and millions of dollars on these campaigns, they want to know, first if it was a Tide campaign did you hit that 18 to 34 year old demographic that you’re going after. That’s the first question they want to know. And then the second question they want an answer is did that 18 to 34 year old demographic campaign actually review the ad. It’s a very simple concept. But in digital, until up to two or three years ago could not have been measured. And now where we’re taking this, and this is the vision, is creating an independent third party cross platform currency. That’s what we’re really doing here. For cross platform, we want to create not only just to measure the content but also the advertising. And the way we’re going to be doing this with Rentrak, we’re going to leverage all of the data assets that we have. And we have massive data assets. We have all of the Rentrak set top box data and all of the movie data they have, measuring a 120 million or so television sets that they measure. We have 1.8 trillion digital interactions on a monthly basis. Remember those tags that I mentioned, the code that I mentioned? You name it, we tag. We have our 2 million person panel. We still measure that. We have all sorts of different assets that we’re going to put together and create a scalable, not based on just a panel, but a scalable cross platform service so that when Irwin comes in and talks to us about the 50,000, each one represents 5,000, we don’t want to talk about that. We want to talk about a census-based cross platform currency product.

Bill Livek - Rentrak - Vice Chairman and CEO

I hope you from that Reader’s Digest explanation why we did it. For Rentrak to duplicate it, we wouldn’t do it. We spent all of our money and energies and human capital, on building the best measurement inside the home in the United States, in a world-class movie measurement business. (Inaudible) Serge just articulated. Think about integrating the two. That gives our customers such a powerful product

Serge, how many customers do you have? [How many] around the world?

Serge Matta - comScore - President and CEO

Around the world, we have over 2,500 or so clients. We work with all of the different agencies.

You know what? It’s kind of weird because you — like for example, Publicis and WPP, they act as one client, but they have hundreds of clients that they work with. We treat them as one client. So that number is even not as accurate as it should be. But 2,500 plus clients, our business is 70% in the US and 30% overseas.

Bill Livek - Rentrak - Vice Chairman and CEO

Irwin, you said something a while ago at some conference. And my memory is going with age. But I’m going to paraphrase what I believe you said. You said if there’s proper measurement, it actually will bring more money into the ecosystem. Was I right and could you elaborate.

Irwin Gotlieb - GroupM - Global Chairman

I’m going to come at it from two different ways. The first sort of ties back to my earlier comment that an ecosystem is best supported by accurate measurement because today we miss a lot of the cross device media consumption. We can’t really join it up properly. And as a consequence, we are understating (inaudible). And we are

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

penalizing media owners who if they weren’t being penalized might potentially be investing more in the content that draws audiences in. Part of this is just mitigating the risk of starting a downward spiral for now reason other than we’ve got a damaged (inaudible). That would just be stupid. Because as it happens, most of us believe that television continues to be an incredibly effective medium. That’s number one.

Number two, our analytics rely on accurate measurement in order for us to do proper allocations across media and across media channels (inaudible). When there are measurement shortcomings — I mean, by the way, just to give you a little example. About 18 years ago, when we began using respondent level data from Nielsen for national television, and we began to use optimization tools for reach and frequency and things like that we couldn’t get that measurement in the local markets because Nielsen was still doing diary data in those markets — they still are today — and they wouldn’t release respondent level data.

We cut out local broadcast spend by about 40% (back here, because what we couldn’t analyze, we couldn’t allocate against. So we just took it out.

Television has been damaged. Our entire process, the entire investment chain in marketing has been damaged by the fact that we have a chunk of our business that has moved to census level for [that] scale. And we still have a chunk of our business based on a panel, and the two really can’t be brought together except through modeling exercises that, quite frankly, are becoming [few].

Serge Matta - comScore - President and CEO

One thing I wanted to add is, and we’ve been talking, we’ve been working with Rentrak on this, and other companies on this is, at the end of the day, to think about it from the advertisers’ perspective, they want to know great, they want to know if somebody saw their ad either on TV or on digital, but they also want to know at the end of the day, that the person buy the product. And simple as that. Did they buy the product. And what this merger will allow us to do is at scale and we’ve been doing it, we’ve been working with Rentrak, we partnered with them in the past and we’ve worked with folks like Kantar, Shopcom, where we can actually link people’s observations on digital, on set up box, to actual purchase behavior at scale. So did you see the ad, did you see that Tide ad on TV or on digital, and then link it to that person actually going to the store and buying that product. And not 6 to 8 weeks after the fact, but within a week or two, so that if it’s during the campaign, you can optimize if that campaign is not working, change what you’re doing so that you can optimize in near real time, versus waiting 6 to 8 weeks after the end of the campaign and saying we should have done X. Guess what, it’s too late by then.

Irwin Gotlieb - GroupM - Global Chairman

— And it’s not as simple as last click attribution. It’s a much more complex and robust modeling process.

Bill Livek - Rentrak - Vice Chairman and CEO

Irwin, we got great support from the other agency holding companies on our proposed merger . But I have a question that goes to the clients. Do the clients care?

Irwin Gotlieb - GroupM - Global Chairman

Yes, ultimately they care. Clients don’t actually pay for these services, I mean television measurement service is not something we pass on to the client. So they kind of leave that to us. Some of our clients have great technical proficiency and have real interest and curiosity about our positions and our points of view.

And quite frankly, we have a number of clients whose perspective is that they make the products that they make, and they hire agencies because they have expertise and they kind of leave that to us.

I frankly wish there were more of the former. We do better with them. There are a number of clients who care deeply.

Bill Livek - Rentrak - Vice Chairman and CEO

So the merger and the products that we have and we’re going to build. At the end of the day, it makes everyone more accountable. There is, in theory, better buying, better pricing, more efficient pricing, and leads to more accountability in the time that the CEOs, we think, of every company are looking for great efficiencies. Is this going to help with that accountability metric?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Irwin Gotlieb - GroupM - Global Chairman

I think it goes even beyond that to be frank. We’ve been talking about this up now for several years but the bottom line is up until 10 years ago, 5 years ago even, if you and I were having a conversation about what I did for a living, I would have said that we were in the business of creating awareness on behalf of our clients. That was the role of the media agency, we built awareness. We took a message that some creative agency somewhere put together and we made sure that message was delivered to the right people at the right time, and we created a awareness. We created reach and frequency modeling, we did (inaudible), we did decay, we did all of that stuff. And we did it with such precision that we achieved awareness. Maybe we did unaided awareness. But that’s as far as our [KPO is concerned].

What is changing in the world is that the granularity of data today supports our decision making and our execution against people in the consideration set because we can identify. We can identify preference, and we can push all the way through the transaction so the role of media going forward will be a multi-level role. By the way, the targeted stuff doesn’t displace the broad stuff. It’s incremental. And there are enormous growth opportunities for media. I think the golden days are ahead of us, not behind us.

Bill Livek - Rentrak - Vice Chairman and CEO

We obviously agree. I want to give enough time to you to ask questions given that this will be the only time. Please walk to the microphone so the folks online can hear the question.

Laura Martin Needham

So Irwin, I have one for you. So if programmatic slash automated — there’s general consensus that that needs to come to television and you can’t do It with panel, you have to sort of do it with census level data can you talk about what you think now that these companies are together, what you think about sort of the trajectory of programmatic/automated coming to television and how aggressive you’ll be in your work and how you’ll be pursing (inaudible).

Irwin Gotlieb - GroupM - Global Chairman

OK. I don’t love the term programmatic, you’ve heard me say that before. I distinguish between real time and programmatic because a lot of our programmatic activity is sourcing impressions that have been previously purchased and reserved transaction, not necessarily in the real time.

But the bottom line here is that television, at least as it’s been executed at a place like GroupM, by my team, has been highly systemic and has been audience focused as opposed to contextually focused.

We stopped worrying about the specific programs we were in and started focusing on the audiences that we needed to acquire to build a specific reach and frequency profile. And we began to do that back in 1997. And the complexity of the task was such, that you couldn’t possibly do it any other way, but systemic.

I think the big change in the trajectory that we’re looking at now continuation of focus on audience but in addition, television is going to be more and more rated, not on a ratings basis but on buckets of impressions against highly refined target audiences and segments (inaudible). When I talk about the marketing funnel each layer gets a tighter definition and a smaller target audience. And so each of those has to be executed in a very, very different fashion. And the complexity of it is as such that you can only do it systemically or programmatically.

Now there are also extensions to television that we haven’t even contemplated. So for example we’re playing with stuff today where you see a general purpose commercial on the big screen and you get a synchronized message on your second screen, your tablet or your iPhone, that is targeted to the individual household. So if there’s a car ad up there, the guy gets engine and performance features, and the young mother gets convenience and child safety information, right? That can only be done programmatically. And yes, execution of that is real time.

Serge Matta - comScore - President and CEO

And you can’t do that without measurement at the census level.

Bill Livek - Rentrak - Vice Chairman and CEO

So as the world is moving, as Irwin says toward impressions, we think that’s immutable that the reason we did this deal Laura was to jump over everyone else, to go where the hockey puck is going, to get there first and we think this does it. We set up two combined infrastructures to give the marketeers what they want.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

As you approach the mic though, would you please, for the crowd and for the listeners on the phone, mention who your name is, please.

Alan Gould

Hi . I’ve got two questions for you Irwin. First, over the last day and a half, what kind of responses have you gotten from your largest clients [rep] regarding the deal. And secondly, you said that TV is broken. I don’t think anyone is going to argue with that. Once you have some combined cross media measurement, do you see yourself allocating more, a greater percentage to the ad budget to TV than you are today? Or does it just decrease at a less rapid pace.

Irwin Gotlieb - GroupM - Global Chairman

The reaction has been as we expected, very favorable and very straightforward. It has varied — I mean the first response I got, I shouldn’t say response, I got an email within 20 minutes of the announcement that started with the word, wow. The response has been very favorable [for us].

As to the second part of your question, I think that the term television itself is going to become a little less relevant. Television as we used to know it, is evolving away into a digitally delivered medium that starting now is relying on cross device, census level data. It is at least as effective from a targeting standpoint as digital media has ever been. And I wouldn’t let old fashioned definitions get in the way of what the future prospects are. The measurement side of television at the moment is damaged. Television itself is not broken and I think it’s heading to a very good place.

Thomas Paulsen

— I have a similar question to the last. This week Discovery guided for their domestic networks in terms of advertising to be flat for the next three years. A few weeks ago, Steve Burke guided for NBC Universal’s advertising to be flat going forward. So if you go back to your closing comments Bill, you said that the golden age of television is not now, it’s in the future. When does that upside arrive with these networks?

Irwin Gotlieb - GroupM - Global Chairman

I said the golden age of media.

Thomas Paulsen

Okay.

Irwin Gotlieb - GroupM - Global Chairman

Not of television. So I think — I made this comment just a few minutes ago. I think the definitions that we’ve used traditionally for the legacy media, are becoming less and less appropriate. When you deliver a television ad via dynamic ad (insertion, or via addressable TV, is that really television in the old sense? Is it a digital impression in the new sense? It’s transacted on an impression basis. When you deliver a replacement ad, that’s highly targeted, on a tablet device, that is watching linear TV, what is that?

Thomas Paulsen

That’s the reason why I used the word network. And so the reason you’re doing this deal, is to provide these networks the opportunity to capture that consumption.

Irwin Gotlieb - GroupM - Global Chairman

The opportunity to capture the consumption and to sell it to me in a more effective way. And when I say in a more effective way, it’s not just for convenience, it’s actually a lot of work for us, but in a way that increases my clients’ return on investment.

Thomas Paulsen

So the question is, when?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Irwin Gotlieb - GroupM - Global Chairman

I hope it’s soon, but to your point, we’re not going to see a massive influx of incremental investment in media tomorrow. It will take a bit of time. But everything starts with better data and better measurement.

Bill Livek - Rentrak - Vice Chairman and CEO

I would like to take your question and ask another question of Irwin. In my experience, ad spend is inextricably related to GDP. We have lousy GDP growth in our economy, how much of the predictions of flat is related to GDP growth in being lousy.

Irwin Gotlieb - GroupM - Global Chairman

Our own predictions, we do — we do a set of predictions as you all know. Many of you get — this year and next year from us, and we correlate to GDP as systemic approach. It is our view that granularity of data can take us off a GDP correlation, and get us to a layer that’s better than that — if the data and the technology is there to support those decisions.

The key issue here is that paid media as a percentage of total marketing spend, has been declining significantly over the last few decades. And there is an enormous opportunity for that to go back up as ROI calculations improve.

Bill Livek - Rentrak - Vice Chairman and CEO

That is a poor reason — please come to the mic — that’s a poor reason (inaudible). We think we can break this correlation ad spend to GDP with these data sets. And that’s why now and why we didn’t wait.

Please another question.

Jason Cohen

The deal is obviously about efficiencies, and efficiencies are going to come. So the question is in terms of your clients, they could spend less and get a higher return, or they could spend more and get an even better return. What does this deal do for potentially giving you more data, more measuring, and the CEO of Tide, of P&G can say we can spend 25% less now that we can get these returns. How are your clients thinking about, and how are they going to think about, the efficiencies?

Irwin Gotlieb - GroupM - Global Chairman

So I touched on this just a few minutes ago when I referred to the different layers of the marketing funnel. You know, it’s funny, but I was involved in a discussion just the other day where a comment was made that search is the most efficient medium. It’s not. It’s the most efficient medium if you look at it on a last click basis, but if you haven’t created awareness for the product, nobody is even going to know the search word, right?

If the first time you see an ad for a Mercedes is when you’re 40 years old and can finally afford one, it’s too late. Marketing has a long term effect which we’ve known about for ages. And there are components of marketing that have a short term effect, right?

For every product and for every category, you have to find the right allocation, the right balance. What we’re suggesting here is that the role of media has focused on the top of the funnel only. The targeting that happens at the middle and bottom of the funnel is not in place of - you don’t throw the baby out with the bathwater - you add incremental layers that have outstanding return on investment. And they replace other kinds of spending.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Matthew Harrigan - Wunderlic

Matthew Harrigan, Wunderlich. One of the things on the advertising to GDP, you get a lot of rigidities in different markets. Brazil has a much higher percentage relative to Mexico, strikingly so, and I guess there are a lot of legacy effects, but do you think that smooths out over time in some of these economies that are pretty similar in terms of affluence, get more educated, and would you be taking a bigger international push when you have so much wood to chop domestically? I know David has commented on this that international might be less of a priority for Rentrak. Is that going to change for the combined company? And I guess the second question is when you get better measurement impressions as well as efficacy of advertising, do you think you’re going to get even more dispersion in terms of what people are willing to pay for different networks and different shows?

Serge Matta - comScore - President and CEO

— comScore is a global company. As I mentioned earlier, 30% of our revenue comes from overseas. Earlier in the year as you may have seen, we took an investment from WPP. In return for that investment we got a strategic agreement done with Kantar whereby we’re going to be able to - Kantar is a $4 billion plus research firm from folks they don’t know, they measure TV, they’re really the TV currency at the end of the day outside of United States. And in 44 plus countries, they have TV measurement services. What we did, the deal we did with them is, we are taking all of their data in each of the different countries, and then merging it with all of the digital data that we have in all of the 44 plus countries they have, so again, it’s all about cross media. This deal that we talked about a couple of days ago, a lot of it is focused on cross media in the United States, but as comScore, as an organization, we think global, obviously from day one, and we actually address the global thing in that respect first before we addressed the United States.

Bill Livek - Rentrak - Vice Chairman and CEO

And remember that Rentrak has been working in several countries with set top box, the biggest being mainland China, and we’re in discussions in a number of countries that set top box return path is in an early stage. Think about it in a way that the technology that we had five years ago, here in the States is now in Latin America. So we are now developing the capability, merging with comScore, the Rentrak massive and passive approach, will be around the world Matthew.

Matthew Harrigan - Wunderlic

And I guess the question on (inaudible).

Irwin Gotlieb - GroupM - Global Chairman

I’ll take that one. Let me first address the question about why certain markets track differently as a ratio to GDP. There are anomalies around the world. They are caused by one of two variables in our view. The first is the stage of development in the market. So there are pockets of markets in Southeast Asia, for example, where market pricing is still very low. And the weight levels that people are running would horrify you if you were watching here.

And then there are markets like the one you mentioned, Brazil for example and even Mexico to some extent where there are very, very dominant, near monopolistic positions by one or two media owners, so Global, for example, and they’re able to, because of their strength in the market, hold pricing at a different level, which forces a different level of investment relative to GDP. So that’s number one.

Number two, it’s very, very hard to know just to what extent certain properties are going to become premium as a consequence of our understanding of their underlying characteristics. It’s been our experience up until now that the higher the rating in the program, as you might imagine when you have a very high rating program, it attracts everybody. And so it doesn’t skew to any specific sector or behavior or anything else. And the highest indexing shows up in lower rated niche programs. Some of those niche programs could turn out to be quite valuable. I think some of them are already getting premiums because we’ve identified them. I don’t think it’s going to be the programs that people just automatically assume are going to be the premium shows.

Bill Livek - Rentrak - Vice Chairman and CEO

Two more questions from two more individuals standing. We’ll run a little bit over but this obviously why you came.

Rich Tullo - Albert Fried

Congratulations on the deal. It’s going to be great, terrific. The question’s not for you guys cause I think the deal is going to be great. The question is for Irwin. 15 years ago the newspaper and radio was going through the same set of challenges, maybe for a little bit different reasons. They introduced, new measurement, right?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Scarborough, ABC (inaudible). That was the catalyst for measurement, in my view, to make people understand about how much people weren’t reading newspapers anymore. How is today not different? And how is TV, as it even exists, really video, or digital video, and wouldn’t it be more constructive to get rid of the term and think of it as digital video?

Irwin Gotlieb - GroupM - Global Chairman

Well we’re almost at that point now, because Laura was it you who did the analysis, that indicated if you looked at monetization of web video, more than half of the money returns to the legacy television players because it’s their content that’s being monetized in the digital domain. There is something there. By the way, radio I think, enjoying a bit of a comeback. It has opportunity for some reinvention. Newspapers perhaps not so much. And the issue with newspapers is that they had a terribly outdated delivery mechanism. I mean think about it. News today gets distributed instantly. You can’t wait until tomorrow morning to get it on your doorstep. Never mind the carbon footprint of that process. I think you’ve got to look at each one of them

Rich Tullo - Albert Fried

(inaudible)

Irwin Gotlieb - GroupM - Global Chairman

Delivery mechanism? It’s real time. I mean, look, I’ve been involved in lots of arguments. I’m happy to take this off line because I don’t think the whole room wants to hear it, but there are debates about whether [quam] is going to remain more efficient than IP delivery, right, and just a year ago there was a study done both in the US and the EU that showed that IP delivery costs 20x what [quam] delivery does. So is nonlinear streaming a better experience? Only if the infrastructure can support it. If you sit there and have to wait for buffering maybe [quam] is better. So that’s a whole separate debate.

Bill Livek - Rentrak - Vice Chairman and CEO

One more question please.

James Dix - Wedbus

Thanks Bill. James Dix from Wedbush. Let me see if I can sneak in two because you guys are that smart (inaudible). First, are there important sources of video viewing that you guys do not measure right now, whether it’s on TV or on the web and how important is it to bring that into your measurement and what’s the path forward there. And then second, are there markets around the world which either have or have tried to have two currencies for television and is that something you envision in the US or globally going forward. Thank you.

Bill Livek - Rentrak - Vice Chairman and CEO

The two currencies, Irwin and I spar on all the time. Clearly as a buyer you have to have a navigational tool. A GPS if you would. Two GPSs and you didn’t know which one to follow. You’re in a world of hurt, right? But the competitive marketplace forms an incredible amount of innovation. And that innovation always wins out as the buyer can become more efficient. Then the seller grabs that currency so they can price correctly. And I don’t believe it happens on any one particular day. It happens when a particular buyer and a particular seller come to a deal. And over time it develops. Now it doesn’t have to be years, it can be a series of months that it happens. But it only happens when there’s innovation and an inflection point. I think we’re there both. There’s innovation and inflection point at the same time. And that’s what comScore and Rentrak did this deal.

Irwin, thank you so much. Serge, thank you so much.

Now we’re going to go to the movies, right? (technical difficulties)

Now we have Caroline Horner, who is going to show you a presentation before we segue into a great panel. (technical difficulties)

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

For those of you who don’t know, I used to work with Mike at GroupM, so we definitely have some of the battle scars from being early innovators in the addressable marketing realm.

Chris if you want to start off.

Chris Wilson - Rentrak - President - National Television

While we’re waiting for the chairs, let me just introduce everyone just really quickly. Right here this is Andrew Appel. Andrew’s the chief executive officer IRI. Next to Andrew is Chris Ryan, he is the VP of sales research and strategy for Scripps Networks. Next is Keith Camoosa, Managing Director of research and analytics from Magna Global. Following Keith is John Dempsey, Senior Director of mobile at Oracle Data Cloud, and last but not least is Michael Bologna, president of Modi Media.

Today we wanted to talk a little about cross platform and kind of get these guys opinion. We’ve got some great folks here as far as their expertise in the space. They’ve obviously been exposed to all of the changes that have taken place over the handful of years.

I guess first and foremost, you guys had a chance to what Caroline was presenting and talking about. Kind of our view of where the world is going and the role that Rentrak and comScore play. Any thoughts on the presentation or any areas you agree with or disagree with as it relates to what you saw there?

Unidentified Company Representative

I do. Caroline did a beautiful job of articulating some of the really important components of our business right now. As an ad guy, I couldn’t agree more that advertisers are thinking far beyond broad demography. They want to reach audiences that have purchased soup. They want to reach audiences that in the market for a particular car. They want to reach audiences that don’t have a credit card that have the money to pay the bill. And they want to reach them on television and any other screen. And our ability to measure all those screen accurately, de-dupe the audience, manage the frequency and really optimize the allocation accordingly. If we do that right, than the answer to the gentleman’s question to Irwin before, does all this shift increase or decrease the ad budget, it absolutely does increase it. One hundred percent. Advertisers will spend more if we get this stuff right. But it has to drop the silos and I think that’s what we’re here to talk about.

Andrew Appel - IRI - President and CEO

I would add Chris, I think the opportunity is extraordinary. I think we at IRI have been working, mostly with comScore and Rentrak, to link the data together across. We were thrilled when the firms came together and also then to link it to purchase data, purchase behavior, at scale. And I think all of the work that we’ve done - first it’s incredibly difficult to put all these data sets together, so I think between what Rentrak and comScore are going to have put together, and some of the work we’re doing with you guys from a technology standpoint to integrate it, once it’s put together I think it’s going to be extraordinary because there really is no scale sets of information about cross platform viewership, and so that platform by itself will create a huge opportunity.

We do a lot of work just looking at the impact on the other side. On the one hand it’s cross platform viewership, and then on the other side is what result you actually get from the advertiser. The work we’ve done with you guys for the last year and a half to two years, just shows there’s a huge amount of variation in the actual targeting going on today. So where there is variation, there is opportunity. It’s very messy to do programmatic television. There’s the programmatic tablet, there’s the programmatic digital. And then even if you do it, when we look at it, getting to those audiences that are actually inclined to purchase the product there are still huge variations. It’s almost a random distribution. Pulling the data together, being able to optimize and target based on cross platform and then to actually be able to link it to purchase behavior, there’s two to three hundred percent in opportunity. It’s going to be a huge transformation. This point of who (inaudible). If you can actually get granular data on exposure and link it to granular data on impact you can for the first time execute against that.

Unidentified Company Representative

I would just throw in the fact that the targeting thing, and I think that television is finally starting to figure it out, it’s the attribution piece that we really haven’t figured out all that well at least from a syndicatable (inaudible) way. You know there isn’t a request that comes in that somebody is not asking for us to prove it. We can put them in all the right shows that make the most sense for the client but now they’re asking for us to show that when the ad’s received that the next step is purchase. Prior history, we need to close the loop big time.

Chris Wilson - Rentrak - President - National Television

So on that point, is that coming from the agency marketplace or is that coming from the advertisers direct. Where do you really see this request coming from?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Unidentified Company Representative

It’s coming from both. I mean there’s still a lot of confusion as to what is really available. I mean I wanted to come a bit earlier today so that I could find out more about the big announcement. It’s really exciting. Obviously it’s really a game changer from a measurement standpoint. Rentrak has been an incredible partner from the get go. I think we were one of the first media companies to sign up. So, they’ve done a beautiful job of getting measurement moving forward. Obviously the currency people have not really changed much. Somebody is finally pushing them and somebody is actually going to leapfrog them and measure everything.

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

Chris, I’ll take partial blame for that. At Oracle Data Cloud (inaudible) we’ve done a pretty good job of getting the big brands comfortable with measuring all of their digital media. They’re used to getting it on Facebook and Google and Twitter, and their broader digital campaigns, so now they’re asking questions of well can I do it on TV. That’s where I’m spending the bulk of my dollars and seeing higher CPMs, I deserve that attribution too. And it is coming with Rentrak.

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

Digital attribution is a practice that people are still arguing is (inaudible) about where to acknowledge that (inaudible). One of the things with targeting, I want to share, because some of you understand, you’re so used to targeting. But targeting isn’t just a definition of what the profile is of the household. It is the same methodology for putting in the actual transaction. So the same methods and the loops. As soon as we get everybody comfortable with it, it is a transaction, so the systems that we’re building together will actually provide the answers as they go forward.

Unidentified Company Representative

My sense is there’s three steps in the process. But you need to get some kind of data together at scale to figure out who should see what, right at scale, across platform. And, then we now have to shift an entire industry that’s used to not buying TV that way, and my sense is that there is a lot of legacy behavior than just the buying of TV inventory. We look at the chart, I mean 83% is still effectively bought the old way. It’s almost like a reengineering. We grew up with digital with kind of a programmatic ability. There are huge amounts of opportunity with data and attribution (inaudible) because we still see a wide variation in terms of purchasing. We’re going to have to transform the whole buying process. And the third is to create the real time ecosystem to see am I getting the right target audience, so I tried to buy this, did I get it? Which is all the measurement (inaudible). And then, did it actually have the impact that you’re looking for. And then there’s actually a whole world on impact which is is it a sales lift? Or is it brand lift? I always joke, 80% of the people say it’s sale lift and 80% of the people say it’s brand lift. And they’re both right. But the stuff we’re building, and I think Datalogix has a lot of this too, is sales lift. That is only a sub component of lift. Then there’s brand lift. The trick is to get that whole end to end process at scale. Panels are important, but over time (inaudible), I think the folks on this panel want to do it at scale. [50] million household level. You guys are building your ID clouds to match it all. But it’s all three of those steps. (inaudible), execution and actual impact.

Unidentified Company Representative

The good news actually is that attribution scales better than the targeting does. Right, so you have somebody like Rentrak that’s collecting all this data off of linear TV. Linear TV sold by the networks is not changing any time soon. Right all of the addressable you guys are doing is still on local avails?

Unidentified Company Representative

Absolutely.

Unidentified Company Representative

I’m dating myself here because (inaudible) it’s still pretty much the same market. But when I can still take linear addressable TV, know at a one to one level who saw that ad, and tie that all the way back to a household, to a loyalty card, I can actually do attribution on that.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Unidentified Company Representative

And that then helps us get to the next step of what we just mentioned over there about fixing the big problem with television. Even though the household addressability is limited to 40% of the country with a local 2 minutes per hour, the byproduct of an addressable campaign, is how a scheduled delivery against specific content directed to a specific segment. That information then helps that advertiser understand how to rebuild and reallocate their national television campaign. So it’s one step toward the other, but again its $70 billion is traded towards television in a fairly archaic way and in order to really go from where we are now, to where I think we all want to be, could require a five minute step back to then take two steps forward and that’s not easy to do.

Unidentified Company Representative

Systems for setting pricing, for setting scheduling, they’re not set up for programmatic.

Unidentified Company Representative

They’re not. They’re not. I mean broadcast television networks can’t even send a proper bill. They send us an invoice that’s 15% higher than what we actually want to pay. They can’t get net and gross right. The last time an agency got 15%, I was six. It just doesn’t happen anymore. So there’s a lot of logistical infrastructure that challenges that but it doesn’t mean the advertisers don’t want it and it doesn’t mean they’re not willing to pay for it. Caroline mentioned before about understanding the premiums of targeting and waste reduction. They are starting to get that and they are accepting those premiums if they were properly processed.

Unidentified Company Representative

And the opportunity is so big. The work we do just looking at the Rentrak data versus the purchase behavior, the audiences, there’s a 20 - I was just looking at it yesterday. There’s about 35 different brands in CPG and there’s a 26% inefficiency - if you just basically optimized and got the shows to the people who are likely to buy the product, whether it’s soup, [colas], soda. So you’re talking on $70 billion it’s a $14 billion optimization. Just in CPG.

Chris Wilson - Rentrak - President - National Television

What’s interesting in listening to you guys talk, right, is that clearly the media marketplace, I don’t even want to call it the TV marketplace, is evolving. And the tools and the techniques that have been used primarily in a direct marketing mentality, whether that be digital or anything else, are kind of making themselves available or important across the entire ecosystem. It’s really about managing touchpoints with those consumers. I think what’s interesting in listening to you guys talk is that there’s no question that the television marketplace is going to have to evolve to keep up with that. And it sounds like the tools that have been historically used to try to deal with that just aren’t going to be satisfactory in the future. One of the things I wanted to ask Keith about was they’ve been doing some really interesting work with a system they call Amp, which I’ll let him explain what that is and share what he’s comfortable sharing, where they’ve been doing some work for some time now with comScore and Rentrak data within that system, more on a proprietary basis. It would be interesting to kind of hear your perspective Keith on how that’s worked and how that’s kind of a new evolved tool for looking at media and how that’s helped you guys with your clients in the business you’ve recently won, Coke and CVS, for example.

Keith Camoosa - Magna Global - Executive Vice President, Managing Director, Research and Analytics

Yeah, sure. Three or four years ago when we had the shocking revelation that all of the tools in the industry were insufficient, to do the things that we wanted to do to target more precisely to measure ROI more precisely. So working with firms like Rentrak and comScore, what we started to do was to build out our own data set where we get raw data feeds coming in, respondent level, panelist level, the most granular data possible from as many premium partners that we can find and we sort of built our own stack, so with Rentrak and Rentrak’s operator partners for TV. We later on, comScore for digital. We add sales data either from the client’s CRM or from industry providers for automotive and for CPG.

It’s been challenging and exciting. And what we have found is that we actually need to start building software, build UIs, so we could handle all this data. So it’s super exciting for the industry to have more useful tools come out to the marketplace, so that we don’t have to continue to build our own tool, and we don’t really want to be in a tool business. We want to be in a advertising planning, buying and optimization business.

But certainly, Rentrak has allowed us to sort of build our own tools and get much more precise than what we could find from off-the-shelf solutions.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Chris Wilson - Rentrak - President - National Television

That’s an interesting points, so just to follow on. So you don’t want to be in the tool-building business, yet, you find yourselves building tools.

Keith Camoosa - Magna Global - Executive Vice President, Managing Director, Research and Analytics

And we’re not very good at it.

Chris Wilson - Rentrak - President - National Television

And the reason I asked that question is what’s the decisioning around that? Is it simply that they just didn’t exist that you’re like, okay, we’re going to go do this?

Keith Camoosa - Magna Global - Executive Vice President, Managing Director, Research and Analytics

Yes, yes.

Chris Wilson - Rentrak - President - National Television

Or is it because you wanted to do that to have more control over what you were doing?

Keith Camoosa - Magna Global - Executive Vice President, Managing Director, Research and Analytics

A little bit of both. At the most sort of pragmatic level, it was literally impossible to plan cross-platform across a common audience. So identifying that targeted audience that we think are going to be the most responsive, have the highest value for the clients long term. It was nearly impossible to plan TV, mobile, online, print, et cetera. Against that same set of people. Planning was traditionally done in silos, so your digital TV, digital prints, and in visual. And maybe you get some random overlap and you can measure it on the back end to learn that cross-platform works better than single channel. But we didn’t have a way to deliberately plan for that, which is where tools come into play because everything is centered around tools. The industry resolves around tools.

Chris Wilson - Rentrak - President - National Television

And one of the things I think that along the tool idea, right, there’s — when you think about cross-platform — and I think sometimes it kind of mashes together. There’s really I guess two different types of tools that are out there on the broad base. One, which is measurement of content viewing/ consumption. And then secondly, it’s more targeting buying and measurement, right?

It was interesting when we started the conversation, a lot of it was really around that second piece, the targeting, buying and measurement versus, hey, I need to understand how many people are watching a particular program from CBS across all these platforms? Extremely important, right? For Chris’ business, you got to understand your entire viewing ecosystem as it is the buy side.

But there’s whole other set also that’s really about, how do I select the right audience, my advanced demographics that really age and sex just isn’t cutting it anymore because I can’t get my lift. How do I buy it across all that media? How do I measure the result for that?

When you look at that, is this kind of a function of those two things work together to be able to solve the problem, or you see one being — then the completely separate opinion on your business, depends on what tool you use? Do they work in tandem? Or do they work separate or apart?

Unidentified Company Representative

Yes, I mean it’s separate right now, frustrating really separate, unfortunately. The reality is there’s nothing right now that I can say I know for sure that you take Chopped on the Food Network, I know what the TV rating is, I know what the VOD rating is, I know various impression levels across all the potential platforms on Netflix but I can’t give that one number, right?

And I sure can’t give a number for an advertiser to say, I can give an estimated reach number, but I certainly cannot share with them simply because the ability is not there right now. What a campaign across all of our touch points are again, is delivered for them is frustrating. It’s disappointing, though, it seems like maybe, right, maybe we’re finally there with what Rentrak and comScore are trying to do.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

At the very least, at some of the stuff that the currency company is doing — I try not to mention any names — they, at the very least are maybe starting to sort of wake up and smell the coffee about what needs to be done to push everything forward.

The reality is, TV guys, the sort of like traditional TV guys like us, we want to move forward, right? I mean we don’t want anybody buying adults 25 to 54 anymore because we’re not getting paid for the audience that we’re really delivering. Have the audience falls out of that. And we have brands with unbelievably passionate people who spend a crackle of the money and they are — we’re not getting paid for it. And we’re not measuring those people.

And just to go back, it’s very frustrating, but finally for the first time, as maybe yesterday, I actually see light at the end of the tunnel because I go back to — and we talked about attribution. It’s not really there yet because we can’t afford the current models that are in place to prove attribution because everything is custom right now. To prove attribution, there’s no syndicated attribution model out there. So I can’t offer that to everybody.

I have to pay a lot of money per client to prove that it worked, that all this advanced targeting that we worked really hard to develop and to share that it worked, it’s just, it’s not scalable right now, it’s not — when it’s syndicated, then that’s a game changer.

For me, right now, doing these one offs are — there are a bunch of case studies that are helpful, but — and I’m rambling a little bit. But it’s —

Unidentified Company Representative

No, it’s very true. We have the same problem on the buy side. I mean in order to pull off a stunt like (inaudible) audience, that’s in the market to buy a specific vehicle and manage the frequency just to that audience, pay for the delivery, ignore the waste and then tie it back to car sales. There’s a lot of hands in that pocket, data is expensive. There’s tools and tech that needs to be implemented. There’s research on the backend. There’s bodies involved. And organizing all of that together and adding it all up — once everybody gets paid, the price tag is high. And it’s not always possible or feasible for — and that’s not the kind of cost that can be directly passed to an advertiser, right? Sometimes, it can. But many cases, it can’t. It can’t all be the burden of the agency or the media owner.

So we struggle a lot with sorting that. Like we’re playing, we’re learning a lot with these household level addressable tests and attribution in the local to minutes per hour in 40% of the country. But in order to make this big, in order to fix this $70 billion problem, how we manage all these cost and how they get absorbed and that’s a real issue. And then back to what was said just before that, part of its on the advertisers — advertisers, you’ll still look at some major advertisers who spend hundreds of millions of dollars and you’ll ask them who they want to reach and they’ll look you straight in the eye and say, they’ll say adults 18 to 49. It makes your stomach turn.

So part of this is helping them understand the value of audience targeting and if we can’t do that with attribution because of the cost, then we need to find another path. But it’s definitely the time to do it.

Unidentified Company Representative

Yes, I think, Chris, I actually — your original question was how do we see the ecosystem working? I think it’s relatively straightforward what comScore, Rentrak and, well, IRI are trying to do, right? So you have the process from insights to planning, to targeting, to activating, to measure, to optimizing. That’s how we go — we think about it.

And I think what we’re going to do is build a single platform that covers everything except the buying engine. So we’re going to merge all of the data sets of comScore and Rentrak to get cross-platform viewership. We’re going to take all the purchase data sets of IRI and our partners and create attributed lift measurement. And that will, in a syndicated way, at scale, and so I see that as the vision, right? The insight platform that allows you to see cross-platform viewership attributed to who actually saw it and then what impact did it have on buying.

And I think we’d like to come up with a long-term brand measurement. We’ve got a couple of things in the R&D lab. That’s going to feed you the audience selection that will then basically go into the buying process. And I see the buying process at least in the short-term until we build the buying engine. As that’s where the break happens, right? It goes into the buying processes of the ad agencies for [TV] and digital?

But then it comes back out in real-time measurement, right? Real-time measurement falls from a viewership. Did I hit the audiences I want? And real-time measurement from an impact standpoint. Did it actually have the lift associated with it? And then to answer your question, I’m not sure it’s going to be cheaper because that’s obviously not business we’re in to make it cheaper because we have to make a living for all this.

But by syndicating it, I think it will move from a bespoke kind of PowerPoint-based end of process exercise, it feeds a planning exercise to an on-demand process. And it should be an on-demand process so that you can see the viewer every week, you can see the audience or who sold what, what was my plan? Did it capture the actual

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

viewers? Did it hit it, right, using Rentrak comScore viewership? And then what was the impact? Did it drive the business lift by geography, by creative, by campaign, by segment? And then how do I change the behavior next week to basically improve the ROI associated with what I did last week? I mean that’s our vision. That’s what Bill, Serge and I have been talking about for a while, right? An on-demand vision and on a single platform.

Chris Wilson - Rentrak - President - National Television

So that makes a lot of sense and one of the things I wanted to bring back to a little bit is, so the role of the other screens in the process, right, so you see — we saw a slide earlier that talked about the still the majority of viewings taking place on traditional television will be for a very, very, very long time in my opinion. I don’t see that changing. But you do see that there is more viewing taking place and that actually overall view is up when you look at it across screen, right?

So it’s clearly an important component because there are people that would believe that television viewing is down, which is not. It’s not right.

Unidentified Company Representative

It’s not true.

Chris Wilson - Rentrak - President - National Television

So that being said, how important is it — and maybe this is kind of a silly question. How important is it to really be able to bring all those screens together to understand that, number one. And number two, when that happens, does that put us in a position where we start to move away from traditional metrics of GRPs and start to move into impressions, right? Especially in the media and overall basis.

Unidentified Company Representative

Everybody always sort of begs that question away from GRPs, away from GRPs. And there’s plenty of advertisers that are gravitating towards — moving towards an impression basis. I mean the GRP is just math, right? It’s just impressions of our audience. So as we get more granular with our segments, right, the GRP can still be there, just the mathematical equation to define the GRP just becomes a little bit different.

But part of what we struggle with with advertisers and what agency struggle with was what Bill and Irwin started talking about earlier, was feeding that funnel, helping maybe the platform you’re talking about fix this force, but it’s helping the advertisers identify how much to put up the broad audience versus how much to put to the single box versus in between and getting to that information definitely moves us forward. But we struggle with that.

Unidentified Company Representative

I think that’s right. The funnel is a basic concept, but incredibly important. Most mass marketers don’t have an understanding of how many people are actually in market shopping at a given point in time. So, for example, automotive, hundreds of millions of dollars that massive reach and frequently, but in reality, there’s a couple of hundred thousand people at any given time who may be looking for a new car.

So the granular data combined with an understanding of purchase process or funnel sizing, allows us to make smarter decisions and not have to rely on GRPs. And using Rentrak data and some of their automotive partners so that they can hold purchase data and find it, has allowed us to go to TV networks and asked them to work with us in a new and different way.

So traditionally, some networks don’t break their bundles. We’ve been able to go to them and show them within your bundle programming, here’s what we want to cherry pick and here’s why. And we’ve had a lot of success there.

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

We had a bit of lively conversation last night, the night before before in preparation. It was about impression-based buying, network perspective versus the advertiser perspective. I wonder if I can start on this side and you represent the advertising and run across with the network side.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Unidentified Company Representative

Yes. I mean we’ve done lots of conversations with advertisers about that. And once they’re sold on a segment, more granular than the broad demography they’re currently buying on, they’re definitely more open to an impression-based model. The issue that we’re struggling with — and this is just a continuous buy versus sell issue — is data that we’re collecting from the set top box or that wherever we’re collecting from, that will absolutely help networks extract more value out of some of their longer-tail inventory. We’ll absolutely suggest that we should be buying more of or pay more for specific pieces of content and they’re 100% right and most of the major television networks are coming to market with this right now. Like we’ve already said, follow the data, do what it says, it’s the right thing to do.

The flip side to that is when that same data suggests that the top rated programs that they’re just raking in the money for isn’t doing so well against those high value segments, not always as flexible and willing to adjust the prices there. So the constant debate comes, do we continue to trade on the broad demography and then do our own analysis on the buy side and the sell side, and start the negotiation there, or do we work with one or the other?

The data is kind of the same. It’s the analytics that behind the data that generates the value. And everybody wants to win, right? The advertiser wants all the value. The buyer wants the value. The seller wants the value. So I think that’s part of what we’re struggling with in moving to an impression-based model. But I will say that a large portion of the advertisers that we talk to every day are very open to it because they know that if you want to get to a specific audience one way or another, you have to start breaking up that unit.

Unidentified Company Representative

And I think breaking up that unit (inaudible), if it’s truly one to one VOD addressable you have no problem, it’s a single stream, you insert your ad, you make a decision at that point. If it’s linear addressable, and you’re selling Lexus buyers I only want to hit people $100,000 a year or more. I’ve carved out that audience. I now have to charge a really high CPM to sort of cover my inventory cost. And then I got to sell the rest to somebody else.

Unidentified Company Representative

But if planned properly, that high CPM is worth every penny. And that’s on the agency to articulate. A smart targeted media planner will know what he or she should pay per segment. Even if that’s $100, that’s fine. Now yes the media owner does have 85% to sell off, but that $100 per thousand might have covered 50% of that unit, and then they have to do it a few more times. But in the end you do this right, everybody wins.

Unidentified Company Representative

I saw two (inaudible) agencies come in with a bundle of advertisers that were all complementary to each other to all run at the same time to make any of this stuff work.

Unidentified Company Representative

And that’s definitely not easy to do.

Unidentified Company Representative

(inaudible) a micro economist from decades ago, you know an economically rational model says that if you make the buying and selling more efficient by creating more target, more alignment of interest, then both people benefit over time, right? More trading occurs and there’s more economic rents —

Unidentified Company Representative

^ If there’s enough liquidity in the market.

Unidentified Company Representative

If there’s enough liquidity. There’s assumptions behind capitalism which is capitalism and free markets and liquidity which don’t exist. But the logic of linking viewer to purchase, to behavior and then optimizing around behavior, which is what I was going to say ultimately, the more you get accuracy of impact, the more you’ll optimize around impact and not around viewership. And then whether it [held to] trading, that’s what I said earlier, the stickiness of the legacy models is what’s actually going to be the hardest thing to overcome.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

I think we’re getting close. The process panel over the next — especially with the comStore, Rentrak data that’s coming together, to be able to have the infrastructure of information to go end to end, and then we’ll have the tools and the applications to basically facilitate the process. And then the last piece is going to be the people because it always is the people, right? The people who’ve been doing things the same way.

I mean, we’ve been out together with clients for the last two years talking about ways to optimize your TV planning. And then it runs right up to the people who basically have been doing it the same way for 10 years and they don’t want to stay an extra hour to deal with all the extra work that comes with making a more sophisticated buying plan, so.

Unidentified Company Representative

So that’s a good point because you’re right. I sit in an agency and there’s a lot of people like that. But there’s two other factors with that. Yes, for some of these guys, they want to leave at 5 o’clock and not spend the extra four hours to do it right, sometimes. Sometimes the advertiser themselves are saying — no way, we don’t want to do it that way. We liked the way we did it yesterday.

Unidentified Company Representative

No, I [approve] that one, guys.

Unidentified Company Representative

And even if we do stay an extra 12 hours, hire 30 more people to do it the right way, does that mean the advertiser is going to actually pay us for that? Or do they expect us to do more for the same amount of money? So there is that problem of doing all of this the way we want to do it can take a lot more manpower and that manpower does [go I think] —

Unidentified Company Representative

I said hopefully the point about once you can actually demonstrate ROI through kind of impact data at scale, then it’ll become easier to sell it. It’s one thing to say I did a better job getting to the audiences that I think were the ones you wanted because you did this like segmentation and then you bought something and you got a 20% improvement of the type of people you wanted to see something. I’m hoping that it’s pretty dramatic different when you say you changed what you did dramatically and here is, literally, the ROI that we can provide it to in real-time or semi real-time. Then it becomes worth the effort, right?

Unidentified Company Representative

Agreed.

Unidentified Company Representative

Then you’re looking at someone saying — well, spend $100 million, you used to not have any idea what the impact is, you’re now getting $300 million of sales lift at in this combination of TV digital with bundle. If you do this you get $400 million and then three months later you got the $400 million and now it’s like — well now they’ll pay you. Hopefully they’ll pay you half that benefit.

Unidentified Company Representative

You have [referred to] 20% of that.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Unidentified Company Representative

You know what I mean.

Unidentified Company Representative

I know what you mean and I agree 100%.

Unidentified Company Representative

I’m talking about hard facts in real-time.

Unidentified Company Representative

Yes. I agree 100%.

Chris Wilson - Rentrak - President - National Television

One of the things that I think is interesting in listening to the conversation is that a lot of the tools that would drive this are just now being created, right? And they haven’t existed in the past and they’re starting to exist today, especially with organizations like comScore and Rentrak coming together.

I guess two parts of the question. One is, is the reason they haven’t existed in the past is because you can’t do it without large amounts of data and information, right? You can’t do it based on survey research alone. There’s just not enough duplication between the different areas. Meaning, I know someone watched this on linear television, I know this is what they’re watching on Video on Demand, I know this is what they’re watching on their tablet. And I need to understand, right, if their — I can’t just bump those numbers up against each other and look at it and say — here’s my total number. I need to know, yes, they watched Chopped on these days on television, then they watched this on their tablet or on their PC. To put all this together is number one.

And number two, to be able to measure the effective ad exposure, because [television] is not about content exposure when you’re doing this kind of work. It’s about being able to say — I saw that television ad. Because without it, you can’t measure the attribution level.

So along those lines, how important is it to be able to understand, literally, the viewing from a duplication standpoint on cross-platform, number one. And number two, when you look at it, is a big part of this problem not being solved in the past because there just hasn’t been enough information or data to be able to put together to answer the question.

Unidentified Company Representative

We’ll take a little bit of — and if I may, I’ll just make a comment on the impressions versus the GRPs.

Chris Wilson - Rentrak - President - National Television

Sure.

Unidentified Company Representative

I think there’s a lot of nuance. And advertising has always been a [have-to-have summer bolt], so precise targeting but mass media as well. But we’re not necessarily in the direct marketing industry, so if we want to find 10 people who are going to buy (inaudible). But we also have to put as in contextually relevant places where people are paying attention, create value, experiences, having lots of use cases. In addition to driving sales, investors need to see the ads, employees need to see the ads. It’s (inaudible) through advertising.

The ads have to work and they want to measure even better. But you need to have some balance between the sort of direct marketing stream sort of the old way of just putting ads everywhere, holding up their work, you’ve got to find some balance.

I think Chris to your question, absolutely, we haven’t been able to stand against the same audience before because the data just wasn’t there.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Chris Wilson - Rentrak - President - National Television

Right.

Unidentified Company Representative

And when it was there, it was so thin that as soon as you cut it, [they] disappeared.

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

Yes. The technology is just becoming available. Oracle has this thing called the ID Graph and what that is is our ability to stitch everything to a universal profile, to a universal ID, so these login data to get cookies, mobile in-app IDs. And then we have links into the guys like Facebook and Twitter and Google and Pandora. And now we’re starting to do it with the cable operators or Rentrak as well. And finally, people are getting comfortable with the idea of stitching everything together to get that single person and to be able to target universally and measure universally against it.

Chris Wilson - Rentrak - President - National Television

How important is that, I guess is my question. So it’s great that we are able to do it, but as an advertiser, an agency, the [nick] of that is that if this is really important or it’s nice to know or it’s critical for the way we’re going to be able to look at media in the future.

Unidentified Company Representative

Same thing. Do you think it’s just nice to have? I mean, people are saying it’s mandatory going forward.

Chris Wilson - Rentrak - President - National Television

Yes, right.

Unidentified Company Representative

It’s not plugged in to all the systems today.

Unidentified Company Representative

I mean, to your original question of why hasn’t it already happened if it’s such a brilliant idea, right, which was kind of —

Chris Wilson - Rentrak - President - National Television

Right.

Unidentified Company Representative

— your starting point. In some sense, the measurement or the data industry has always been a lag reality, right, because it’s hard to predict, like Internet of Things, right. Should we be going out and collecting Internet of Things data to integrate with their ID Graph to build an app scale exposure on your refrigerator, right. I probably want to wait until there’s more refrigerators telling me what to buy before I — or air conditioners that are telling you it’s hot, so go get some blankets or something or cold or whatever.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

So I think data and measurement science will always lag reality because that’s our job, is to build the infrastructure to model reality. And so it’s natural that in the explosion of mobile and digital, which is a three-year-old or four-year-old or five-year-old phenomenon that we’re all catching up in terms of ID grabs and then data.

So that would be my answer, which is I think the time is effectively now, right. With the coming together of the two firms and the beginning to basically map the IDs and the technology, I think we’re at that point, right. It was a logical time four or five years after this revolution of data that the scale is in place now to merge all the datasets together, to get the behavior on the viewing or — and by the way, it’s just not viewing. It’s going to include email promotions, direct mail. It’s all going to come together, right? It’s all going to be at scale.

And then you’re going to then link it to the behavioral data, whether it’s auto or purchase. And that’s going to provide the ecosystem to transform how the ad world exists, I think. And I think the timing is probably now, right, the confluence of the datasets, frankly, the technology and the analytic models. And some of the stuff is pretty complicated even analytically. I sometimes will often say that the analytic science is behind the data aggregation process, right. The AI and machine-learning it takes to figure out what to do with — we’ve put together TV, digital, social with our partnership with Oracle, weather, gas, fuels, supply, econometric with 150,000 stores.

Unidentified Company Representative

But just having everything.

Unidentified Company Representative

Seventy million people in loyalty databases fused with the ID Graph. And then you’re like, crap, what do I do with this? Like, this is an end dimensional problem, right, if I want to — with email campaigns. And so we’re building AI machine-learning tools with someone called Mu Sigma to sit on top of this whole ecosystem because all the visualization in the world, the human brain can’t possibly look at this 14 dimensional problem and find it and say now you need the science. And I think the science is in some ways, in the next step.

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

Certainly the data mining is the next frontier. Getting all the data to relate to each other, making it simple enough for buyers and sellers to transact without all that complexity I think is the — [one will be] elegant.

But I want to thank all of you for your participation. You —

Bill Livek - Rentrak - Vice Chairman and CEO

But before we thank all the —

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

Okay. Okay.

Bill Livek - Rentrak - Vice Chairman and CEO

I’ll just (inaudible) that are in the back. But we should give some time to our audience for any questions they have, [for a twist].

Laura Martin Needham

I’d like to go back to something that was part of [really] — I am interested, Michael, of course in your view, but on [pat] agencies under review, brands without agency and record numbers, I’m interested in why you think that is. And secondly, of the people who fire their historical ad agency, what do you think the number one reason was for changing those agencies?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Bill Livek - Rentrak - Vice Chairman and CEO

Loaded question. Who wants that?

Unidentified Company Representative

I think so. I think [more here] is hear panels like this and many others and in meetings and — there’s a general sense the industry has changed and they’re not quite sure what they should be doing. But they’re pretty sure that what they do with their current agency is sort of not what they should do in the future. Compounding with issues around transparency and programmatic and procurement departments trying to drive their fees has created this environment where marketers are looking for change.

Unidentified Company Representative

So I think that’s definitely a piece of it. But the other piece of it, and it was said by Sir Martin Sorrell the other day so I don’t have an issue repeating this, a lot of it is purely procurement. A lot of these reviews, some of these brands, they’re not unhappy with their existing agency. They’re not unhappy one bit.

It’s their procurement officer that’s walking in there and says — put the business in review and see if the next sucker will do it for cheaper. And if we continue to undercut each other, they’re going to continue to do it. So, yes, transparency, trust, big issues, better insights, more creative thinking, better strategic execution, all that is a major component of a review.

But there’s also that financial component to it. And that really plays a role in a lot of these reviews. And the reason where you can kind of justify that is if you look at some of the reviews, you see the same advertisers putting the business in review every 18 months, every 24 months. And we can’t be unhappy with everybody every two years. So there is that factor in addition to everything that we’re saying.

Bill Livek - Rentrak - Vice Chairman and CEO

Please.

Unidentified Audience Member

Yes, thank you. A question availability for targeting, you said that you were limited to just getting the local [avails]. So there is perhaps a quick pro quo where somebody like Scripps would make more local available if they’re getting cut. So is Scripps doing that?

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

Not yet.

Unidentified Company Representative

We thought it’s so tightly tied to the carrier arrangements that they have for distributing —

Unidentified Company Representative

Yes, there’s something —

Unidentified Audience Member

— in the first place that it’s probably not going to happen. Where you will see more target — where you already see a lot more targeting today is kind of what these guys have been doing, which is instead of trying to do it on a one-on-one basis, let’s just look at people who are Diet Coke buyers and go out and find the shows that over index. And that’s a form of targeting that doesn’t create all these problems that could be done across the US today.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Unidentified Company Representative

You know what though? You mentioned the carriage agreements. The next round of carriage agreements, right, when that happens, everything that this is going to be part of it, that broadcasters and media owners are going to want their stuff to be made addressable. They cannot be made addressable without the operator’s cooperation. This will be —

Unidentified Company Representative

And this is now going —

Unidentified Company Representative

^ Yes.

Unidentified Company Representative

— to homes to distribute things on apps over the top and move away from these carriage agreements and —

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

Just a point on the linear addressable. The technology is capable today to do it.

Unidentified Company Representative

Yes, 100%.

Unidentified Audience Member

So it’s just really about the deals.

Unidentified Company Representative

It’s purely a business —

Unidentified Audience Member

Okay. So this is probably relating to the second question which is I’m curious whether the non-Rentrak people can answer the question. So the Nielsen the audience, their SDKs they got out to most of the networks but the hang up, as far as I understand it, is the distributors [don’t unload] the SDK software. So is this tied in again to what we just — people were asking us, there’s some [cutness] that they want that’s limiting the growth of better addressability and better all access.

Unidentified Company Representative

I mean, it just — it goes back —

Unidentified Audience Member

It’s a pointed question — huh?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Unidentified Company Representative

No, it’s a really good question and it’s a fair question. But a lot of the truth to these questions are it goes back to money and business arrangements. Almost everything we’re talking about what we want to do is technically possible. But everybody can’t line the [back-ups]. Somebody has to get more than the other and that’s a continuous battle. Everything that you want to do is possible today, right now. But somebody makes more than the other to make it happen. And that some person on the losing end doesn’t like it.

Unidentified Audience Member

Thank you.

Bill Livek - Rentrak - Vice Chairman and CEO

One last question.

Matthew Harrigan - Wunderlic

Matt Harrigan again. This may be the 90th question of the day. But if all of this really takes off and you’re in early innings, you get a lot of addressable and all that, ROIs explode and (inaudible) the opportunity explodes. And you don’t have the elasticity of budgets, does it make sense to really take down the ad loads at some point in time and maybe in the distant future? So just for purposes of recall and everything is just getting the math to work in terms of the large — the overall businesses? I know [that that’s a] crazy question but I thought I’d ask it anyway.

Unidentified Company Representative

I can start that. I mean, I would say particularly relevant to digital like if you’ve been to any websites that’s cluttered, the user experience is horrible. So a better user experience could be monetized better with a better ad experience sold at a premium. Particularly clear on the digital side.

Unidentified Company Representative

Lower ad loans mean higher CPMs, higher CPMs won’t be tolerated without the targeting that we’re talking about here. So it goes back into it.

Unidentified Company Representative

You can make the math work to make a better experience for consumers and [regulators].

Unidentified Company Representative

You can make the math work but it’s a separate equation for every advertiser, for every segment, for every network, for every campaign. It’s a lot of math.

Unidentified Company Representative

I mean, you could.

Unidentified Company Representative

But it’s possible.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Unidentified Company Representative

You could make the — I’m taking it more from an economic point of view. The more valuable something is, presumably the more likely you’re going to increase quantity and not decrease. But that’s just a pure — these guys are in the ad world kind of data integration [with the inside world]. But it does seem to me now the argument about digital getting cluttered and maybe there is, in some sense, the supply of ads and demand, right, if the value is up, you would lean towards supply.

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

There are some perfect datasets that studied these things, that dynamic ad insertion in the VOD, the ad loads that are in there. They are studying to see where the drop off — where people drop off. It’s been done in digital as well. So I think we’ll see this expand and contract as people get more familiar with it.

I recall working with Mike and somebody asked — well, what if we just sponsored an entire show took out the ads and just say at the beginning and the end and pursue that?

Unidentified Company Representative

I mean, you’re seeing these native adverts that we’re back to kind of advertising episodes in —

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

A lot of these dynamics are going on and it’s really exciting to be in the middle of these intellectual conversations when you have the data. So the data shows the answer and you just have to follow what, [we see].

Bill Livek - Rentrak - Vice Chairman and CEO

Well, the panel was audiences anywhere, but I think it could have been called the people who are in the middle of changing the world. And I really do think that you all are in the middle of magnificent change that’s reflective of an economy that is getting a lot more productive.

And with that, I heard Diet Coke and cookies up here. We have all that in the back. Let’s take a 20-minute break and we’ll be back. Thank you.

(break)

Bill Livek - Rentrak - Vice Chairman and CEO

All right. Those of you in the back, could you please grab a seat, please? Thank you. Thank you very much. This next section is about local. And as one politician once said — all politics are local — all advertising is local too. Rentrak, seven years ago, made a big bet in local TV for a couple of reasons. One, we know how the marketing mind works, that all products have regional skews. As a country, we may all aspire to own a BMW, but convertibles sell better where it’s sunny all year long. And four-wheel drive, BMWs as an example, sell really well where there’s ice and snow. Ergo, the simple need for local advertising to support and drive sales, because every consumption area is different.

Now, since we were here last year, we announced that Rentrak had about 364 television stations. And as today, when announced CBS, our total increased to almost 500, a 35% increase. And in that last year period of time, we gathered a great deal of momentum with the owned and operated television station groups and a great deal of the independent groups.

How our processes always worked and we don’t see a changing into the future with our merger. As you can see, we usually start with one or several stations within a group. ABC is an example. We started out with one television station, with Sinclair the largest television station group. We started out with seven on our initial deal.

Now, as you know, we have all of the ABC stations, all the CBS, all the Fox, half of the NBCs, all the Raycom and on down the list. But we still only have a fraction of Sinclair, Media General, and Tegna, and a great number of other groups.

Now, as you can see with the shades, those that are complete and a potential. That potential doesn’t stop with the merger. It continues. What starts with the merger is the increased digitalization of local. Right now, the local television stations really have no measurement for their video content that they have on the web. And virtually, every television station that has a local news department, has their videos there and it’s not integrated.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

So when we look at the integration, once the deal was approved, we see it as a local integration and national, because local is very different. And the opportunity of tagging all of those videos that are there, integrating them with our local product, extends the lifecycle of the television station’s revenue. And only Rentrak is approaching the measurement system in all 210 markets this way. It is unique and special. The local ad agencies are driving this.

And in the last year, we now have a total count of about 114 local ad agencies. These are big agencies that are using us in a lot of different categories. But there is a common thread. One of them is in the auto category. Because of that, about 40% of those ad agencies use us as their only service when they’re evaluating television.

All politics are local, as I said. And television stations obviously are.

If we look as an example in the midterm election, over the course of the US footprint, TV advertising, as it relates to politics on average was about 6%. But averages are very misleading, sort of like putting one hand in the freezer and one on top of the stove. On average, you’re about right. But clearly, this is an extreme situation. The extreme situations here in TV are in the swing states, some of the television stations had half of the revenue coming from the political category. So you can see why politics are so important at Rentrak. And to do it right. And we’ve become the standard there because people do get elected because their media spend goes a lot farther.

The second local piece that we’ve become really good at is in auto. Because of our massive database in the local market, it allows us to merge, make, and model. And that’s the secret sauce there. And the car dealers see that when they utilize Rentrak, to pick the right TV shows, they do see a pick-up in sales versus buying just on an age demography, [25, 54]. It does move the dial with increased sales. And it’s a big local category. Again, an average, which can be misleading, about 25% of a television station’s revenue comes from this category.

Now I’d like to turn it over to Dave to run our panel. Dave Boylan is a board member of Rentrak and has been for a few years. Dave has had a great career in television. He started out with the NBC organization and ultimately rose to be a general sales manager at one of their owned and operated. He then migrated into the Fox organization that, as they were expanding, got promoted ultimately to run their Los Angeles owned and operated TV station. And he bought one, an additional station that integrated into a duopoly.

He wanted to move east and join the Post-Newsweek organization and was there for a lot of years, running the Post-Newsweek, ABC affiliate. In there, he was chairman of the affiliate board. Dave became a passionate change agent in the station business, seeing that the economics of TV stations would be doomed unless there was proper measurement.

Our next guest joining Dave is Steve Lanzano who runs the Television Advertising Bureau, who does a great job and is a change agent in that arena. And he also has a great deal of experience having run an ad agency.

So I’m going to turn this next panel over to Dave and Steve. Take it away.

Dave Boylan - Rentrak - Board Member

All right. Thank you. I appreciate that, thank you.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Thanks, Bill.

Dave Boylan - Rentrak - Board Member

Thank you, sir. I hope you can hear me.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Hello.

Dave Boylan - Rentrak - Board Member

Thank you.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Everybody got sugar in their system?

Dave Boylan - Rentrak - Board Member

There we go.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And energy drinks?

Dave Boylan - Rentrak - Board Member

A little caffeine.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

a little loco in your system and we are ready to go.

Dave Boylan - Rentrak - Board Member

Compared to the last panel, this is a core panel. This is [on the labs] here.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

[Final panel].

Dave Boylan - Rentrak - Board Member

So we’ll be much shorter. But thank you very much for the time to talk about local television. I want to just — Steve, you’re with the television bureau of advertising, you represent I think 700 —

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Seven hundred — a little over 700 stations.

Dave Boylan - Rentrak - Board Member

Seven hundred out of how many are stations]?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

About 1,100 stations. But then that incorporates also some of the public stations [as of] like PBS, et cetera, which are not members of the TV [base].

Dave Boylan - Rentrak - Board Member

And you’ve been doing this for six years?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Six years.

Dave Boylan - Rentrak - Board Member

And prior to that, an advertising agency background. So you understand the pulse of what’s going on.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Yes.

Dave Boylan - Rentrak - Board Member

And on my side I ran the stations that Bill talked about, I ran stations at Miami. And the one thing that people have been saying is that local television is not the media of the future. Local television is not a growing media. This is something that’s not exciting.

But I must tell you that when I ran stations at Greensboro and in Tampa and in Los Angeles, I developed a lot of friends. When I talk to them, they’re selling a lot of cards. Retailers are doing very well with those local television stations, the commercials. What do you see about the effectiveness and the vibrance of local television?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Number one is I was on the agency side of the business for 31 years, mostly at GroupM agencies. And when I first took this job, some people said — are you crazy? What are you doing? Local broadcast TV. And I said — bottom line is television does one thing and I’ve learned this at any category, in any campaign I ever did. So as soon as I put a local television campaign on so I can turn down the faucet, people came into the door.

I’ll give you a couple of facts about —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— about broadcast TV, just to kind of set this up. Number one, do you know Google spends 55% on their advertising dollars — over $300 million on broadcast television?

Dave Boylan - Rentrak - Board Member

Great.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

So this is Google.

Dave Boylan - Rentrak - Board Member

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

What are they doing in broadcast TV, right? They’re the digital guys, okay?

Secondly is, one thing about broadcast TV and automotive and political are they’re the best case studies ever in terms of advertising. And why is that? A local dealership, he runs advertising. He doesn’t care about the CPM. He doesn’t care about the price he’s paying. What he cares about is, I ran an ad and all these people came in the door and I converted them. It’s really that simple. They are really the purest of ROI over time.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

The second purest of ROI is political. Why do 85% of the local television dollars and over 60% of all the advertising dollars or marketing dollars, actually, for political go to local broadcast TV? It’s very simple. They win elections.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And political is my favorite because if you have a 49% market share, you lose, right? You either win or you lose. And obviously, there are a lot of digital competitors out there. Cable is out there. They are hitting the street in Washington, DC. But the bottom line is, and I go see consultants, I go see the agencies in Washington, DC and the bottom line is this, there won 1,000 GRP. You can do whatever you want in cable and digital and earn 1,000 GRPs and I will beat you by nine points every time.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

To me, those are case studies and whatever — when I was on the agency side, whenever I’m doing a new business pitch, what did every client want? What’s your case study? How did you move a business forward? Well to me, using local TV as, say, you were pitching it, okay, that’s kind of the best case —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— study you could ever have.

Dave Boylan - Rentrak - Board Member

There used to be a joke that they said that when revolutionaries take over a country, they don’t run in and take over the billboards, they took over the television stations.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

The stations, that’s right.

Dave Boylan - Rentrak - Board Member

That’s what they want to do. And I think that’s still true today. So television is working. Are television ratings being understated right now?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Well, precisely they’re being understated. I mean, it’s very simple. We cannot monetize all of the content that’s going across devices.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I mean, that’s a problem. Very simply, when someone asks me — what do you want for measurement?

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

What do you want? And I keep it very simple. I want stability. I want accuracy. I want projectability. And I want the ability to measure my content across every device. You do that, you win.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

It’s really that simple. So we’re leaving a lot of money on the table. And it’s not only across devices. We’re leaving a lot of money on the table in terms of people who are outside their home watching TV, who are, in some cases like in sports, 20% of the audience.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Okay, if you actually measured it, and there have been some measurement being done by it. If you look at it, 20% of the audience, they’re not getting paid for. The advertisers are getting it for free because people are watching in somebody else’s house, they’re watching in a mall.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

They’re watching at a party, et cetera.

Dave Boylan - Rentrak - Board Member

Out of home.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

So we’re losing out of home viewership. We’re losing a ton of money right now — not losing a ton of money, we are not monetizing a ton of money.

Dave Boylan - Rentrak - Board Member

So a more precise measurement company —

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Would be lovely.

Dave Boylan - Rentrak - Board Member

Would be lovely. And I will say that as a satisfied customer, each day when I was running Los Angeles and Miami, in particular, very complicated markets and I would see the ratings vary from day to day, I would see audiences coming and going, I would say — wow, I didn’t do anything yesterday. Today and even yesterday was kind of nuts. And that’s why when Rentrak came along and I became a client, it became a passion that we needed to get granular measurements because a small sample is very, very challenging. And I think it’s like that.

But along with that, we talked about advanced demographics. Bill mentioned that you can take car dealership registration and match it against viewership. You can take voter registration. How important is that to a local TV station?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Gold.

Dave Boylan - Rentrak - Board Member

Gold.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Gold. You go to a client, We’ll use automotive as an example. You go out to a client and you tell them — and they’re, say, a Ford dealership.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And you tell them — listen, I’ve got a database that’s going to show you that these Ford SUV owners whose leases are on their fifth year, so they’re coming up —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— okay, that they watch my news.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

They don’t care about anything. They don’t care whether it’s an adult 25 to 64.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

They don’t care what your age is. They don’t care what your sex is. They don’t care about any of that. They care about this is a person who is most likely and potentially going to buy a car.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I want that. And what we do is — people say talk about digital and — by the way, you should be doing digital. Anybody that says you shouldn’t do digital is wrong. But it’s not an or. It’s an and.

Dave Boylan - Rentrak - Board Member

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And you need to reach people at scale. That’s the bottom line. And what we provide is a packet of those people that you can buy at one time versus trying to reach somebody one at a time. I don’t know any especially big marketers, especially big national marketers that would be able to run their business and be successful trying to do it one person at a time.

Dave Boylan - Rentrak - Board Member

Right. We talked about programmatic advertising, sometimes called automated. How will that impact local television?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I’m a big proponent of programmatic. And I’ll tell you why. I’m going to put my age and my old agency hat back. And if Mike Bologna’s still here, he’ll laugh at this. But the bottom line is this — we are very hard to buy for a national advertiser. Really hard and really expensive, okay? But every agency that I speak to says, if you could make it easier to get access to your inventory, we will buy it because you provide me with daypart and reach that I can’t get nationally.

Dave Boylan - Rentrak - Board Member

Yes.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Right? Local news, fringe, et cetera. So the bottom line is that when — I can’t put my fingers close enough together to show you what the margins are for an agency. I mean, they’re non-existent. And if we can provide access to our inventory, very easily and I’m talking about from the RFP process to the traffic process, to the invoice process, to the post buy process. If we’re able to automate that, for me, that —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I call it programmatic 1.0. That’s 90% of the battle. And then a few years down the road, we’ll get in to these advanced big data sets.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

We’ll be able to find some of these kind of I call hidden audiences, where you might say, gee, I didn’t know on this show that there were all of these people that were buying SUVs. And then I could start working my pricing in terms of possibly getting a premium for that. But that is so far down the road for me — for us. If we could just automate that process, there’d be a lot of dollars that would migrate back from national to local. Our biggest issue is national advertisers moving their dollars to basically national cable.

Dave Boylan - Rentrak - Board Member

And so —

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Because it’s cheaper.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

— automated buying really — makes local TV more like internet, in terms of easy to buy.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Well, I don’t know if it’s more like — it’s more like the internet.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

That’s correct. It makes it much easier to buy. And if we make the process that much easier, there’s a pot of gold out there —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— that we get access to, that right now, we don’t have access to.

Dave Boylan - Rentrak - Board Member

When I was running the Miami ABC affiliate, we had 600 to the sample. Rentrak has a 0.5 million and in that market that every day you get information from those 0.5 million. As I understand it, programmatic automated really has to run on those kind of census numbers to be able to do what they need to do.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Well, I mean, ultimately, we would go away from ratings —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— and go — and clusters points and go to impressions and CPM’s. That’s the only way that works.

Dave Boylan - Rentrak - Board Member

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And obviously, there’ll be different business structures in terms of guarantees versus non-guarantee. Preemptable versus non preemptable. And so it sets up a whole different game. It gets us closer to what the, quite frankly, what the national model is in terms of transacting business. And if we can do that —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

There’s a big opportunity.

Dave Boylan - Rentrak - Board Member

Earlier, Irwin Gotlieb had indicated that everything begins with better data. And advanced demographics are really going to add better data, so you’re not able just to see who is watching — I mean, how many are watching but who’s watching. How is that going to impact revenue when it shifts from age and gender, as it is now, to advanced demographics?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I guess if we get to a time and place where we’re able to do biographics, game on.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I will win every time.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I would guarantee ROI in terms of running spots on our programming and actually seeing a result of those spots.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I would take anybody on.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

Right. Is there a room in this industry of local televisions for more than one currency or rating service?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Well, that’s a loaded questions. Yes and no.

Dave Boylan - Rentrak - Board Member

Why?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And I’ll tell you why. Yes, obviously, which — whenever you decide to transact your business on, between the buyer and seller, if the buyer and seller want to transact business on the Steve Lanzano, anyway, just made up in numbers but we’re comfortable doing business on that, then we do it.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Okay? Whether it’s stupid or not, they would do it. So in the past, there have been obviously different sources in terms of measurement and currency of which business has been transacted. So yes, it can happen.

The difficult part is it becomes complex. And I’ll tell you why. Your agency X and you’re using resource service Y. I’m the seller and I’m using resource service W.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

How do we do business?

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And if I have to do that across multiple different types of — or different agencies and it’s mixed up in different — in our case, in different group broadcast to the station, groups or reps, it doesn’t make for an efficient marketplace.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

So, do I think it can work? Yes.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

But having to do that in an electronic marketplace and everybody working off the same stream of data, that could get, number one, complex and, number two, expensive.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

If I have to two services, that can be very expensive.

Dave Boylan - Rentrak - Board Member

Right. I’m going to ask one final question before I turn it over for any other questions from the audience. How are stations looking to monetize their digital assets? As Bill mentioned, more and more people go to a website to find their news. They go to the local TV stations website, they see video. Tell me the importance of that through the local broadcast.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Well, they need to do a better job.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I mean, quite frankly, it’s probably on average, the local station and local [even] group broadcast. And there’s some good one out there. LIN Digital does a great job. But it’s less than 10% of there revenue. That has to change.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

They have to, number one, decide, do I sell it separately? So I have a separate group that sells it. Or do I use my current account executives to sell it and has obviously at a training and education and trying to stay up on it. I think [Corel] did a study that said that those that had a separate group to do digital, had a four to one advantage versus those who just used their current salesman to try to sell.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Well, number one, we need — first, you need better measurements so you can measure it and you can do it. Secondly, we have to be more aggressive in terms of getting out there and selling it. And it comes down to — I guess the word is motivation. That you really have to motivate the sales staff and they’re going to have to be compensated properly in order for them to say we’re going to focus on this digital side and not just trying to sell these spots. And by the way, every average local advertiser out there, they want to do digital.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Now, the advantage we have is they don’t know what to do. I mean, in some cases, we do their SEO, their SEM, their reputation management. We do their websites, we create their apps. So the opportunity for a local broadcaster is to become basically their (agency their trusted adviser. I mean, they can’t keep up with that, they’re trying to move business every day.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

They know they have to do it and they should be doing it. I mean, we can play a big role to that. I think we need to be much more aggressive about doing that.

Dave Boylan - Rentrak - Board Member

That’s great. I don’t know if broadcasters are the only ones that would like to have more candidates in the Republican and Democratic race. If you’re —

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Actually —

Dave Boylan - Rentrak - Board Member

Are you still looking forward to that?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I will tell you that’s yes and no. And I’ll tell you why. In the Republican and the Romney — last Presidential Romney — when Romney became a candidate is really a precursor to what happens with the money. Here’s what happens — you got so many Republican candidates out there, right? And they’re all kind of breaking up the pie.

Dave Boylan - Rentrak - Board Member

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And they’re going in to the primary and they’re spending money in quite frankly small markets, like New Hampshire. There’s only — as you know —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— there’s only so much inventory you can make unless —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— you decide to go 24/7 news. There’s only so — those are so small markets with not a lot of money. As that plays out, you’re playing in basically in one individual market field with a bunch of different candidates. It would be in the interest of our industry for the Republicans to pick somebody rather quickly, because then it’s game on.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

With basically the incumbent, non-incumbent Hilary Clinton. And now, you’re talking about advertising across 10 to 12 competitive states.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

That’s big money. And then, you get the super pacs in and they’re paying no not the lowest unit rate, they’re paying a higher unit rate. And now, you’re talking about big, big money. That could add — if the Republicans were actually to pick a candidate, by March or April, that could add probably another 10% to 15% to the money to the television marketplace.

Dave Boylan - Rentrak - Board Member

That’s such a big market, yes. I know we have a discussion in political and how Rentrak has used advanced demographics and we’ll find those target course.

It brings us to the point where if there’s some questions, we’re happy to take those. Yes.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

QUESTION AND ANSWER

Alan Gould

Hi, Alan Gould.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Hi, Alan.

Alan Gould

Question for Steve. TV — that should be, auto has always been and I think, far way the largest category for TV.

Dave Boylan - Rentrak - Board Member

Right.

Alan Gould

For local TV. And auto sales are now running about north to 17 million units at an annual pace. But local TV advertising, national TV advertising hasn’t been that great this year. What’s the reason? Is it going elsewhere? Is it going to digital? Is it measurement? What’s the reason for that?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

That’s a great question. It’s concerning. We used to run and mimic, basically, the growth in terms of new vehicle sales. So if new vehicles sales are up six, we were up six, right? And it has been the past six months where there’s been a gap in terms of vehicle sales versus our percent increase in terms of automotive, which essentially has been flat, if we look at across the three tiers — tier 1, tier 2 and tier 3.

We get about 85%, almost 90% of the tier 2 dollars. The problem is those tier 2 dollars are drying up a little bit. I think a lot of you know that Hyundai basically dropped their tier 2 program, which was a lot of money in the marketplace. So a lot of the hit we took from automotive has been in tier 2.

Tier 1 has been relatively flat. Tier 1 has been down little, tier 1 has been relatively flat. But first quarter was a bad quarter. A lot of the — if we’re talking about the weather, et cetera, it’s same always, it is what it is. But first quarter was really a bad quarter. The pacing have been better, but it hasn’t caught up yet.

The concern was more, are the dollars going somewhere else? Are they really going to digital? Yes, there are more dollars going to digital but that’s not the reason why there’s been at that big of a change in terms of that gap, which we know are increasingly increasing in terms of unit sales. A lot of it’s been more because of tier 2. So if the tier 2 dollars ultimately come back, we shall see, then we’ll do better.

For us, quite frankly, better if that 17 curve — and I know the NEDA say that this is going to be about [17465] this year. If that will start to flatten out, and I actually think one day it is going to flatten. I don’t think of it going higher. I mean, people had nine-year loans which just boggles the imagination. And all of them cost for 11 years. So I think —

Dave Boylan - Rentrak - Board Member

Like mortgage on a house.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Yes, exactly.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Alan Gould

When you say tier 2, you mean tier 1 market size two through market size three?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

No, no. Tier 1 is manufactures. Tier 2 is the dealer advertising groups. So that’s like the Toyota Dealers Association. And tier 3, the actual dollars coming from a dealership. So that’s how we break it out.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I’m sorry, I lost my train of thought.

Dave Boylan - Rentrak - Board Member

No, regarding the loss of that particular category and the impact of it, but why are those lines running?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

So for us, if that — and I think it will flatten. I don’t know, it could get to 18 million. I said — I think JD Powers is going to get to 18 million. I have a hard time really believing that. When that starts to flatten out and it goes back to probably somewhere between 16.7 and 17.1 —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

It becomes a share war in the market. We need a share war in the market. We need dealers fighting each other for dollars. Because right now, they’re moving 10, without even doing a lot of advertising.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Because people are coming to that. So we’re kind of in a different place here now. And I think, we’ve reached that equilibrium where basically, we’re not keeping up in terms of the percent increase in sales with the percent increase in terms our advertising dollars because of that. So when that starts to flatten out and goes back a little bit, and now, you’re starting to get obviously, incentives and rebates in the marketplace, well then, that’s going to be very good for us.

Unidentified Audience Member

Do you think the dealer groups are just spending less money as opposed to the money going out?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Yes, they’re spending less money.

Dave Boylan - Rentrak - Board Member

Right.

Unidentified Audience Member

Thank you, sir.

Unidentified Audience Member

Thanks a lot. Just first question, the local broadcasters, what percentage of the ad dollars are from local businesses versus national right now?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Great question. I’m going to say about 8 or 10 years ago, it was probably 65, 35, national, local.

Unidentified Audience Member

65% of being national.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

National. And 35 being local.

Unidentified Audience Member

Gong back in time.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Going back 10 years ago. It’s flip-flop. It’s probably, in some — it’s probably more like 70% local, 30% national.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And of course, as you get to (inaudible) it’s a national observation in the top 25, top 3 market. As you go out in the smaller markets, you’re taking 90% of the dollars are probably local.

Dave Boylan - Rentrak - Board Member

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Unidentified Audience Member

Right. So it’s that when we hear that 40% of the local markets use Rentrak as the exclusive or the primary currency. Is it because they’re dealing mostly with local customers? And like, what’s the next step, I guess? Your view on Rentrak’s opportunity.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I have to be very careful.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Obviously, being in a trade association. I can’t cross the line, otherwise I will be wearing an orange tie next time you see me.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I think the opportunity for Rentrak is with their sample size in smaller markets which creates stability and projectability. And the ability to merge that data with whatever database that you have. Whatever sales database, like segmentation database and bring that to a client. That’s a very, very powerful message.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Really powerful message. In fact, I’ll give you a quick story. Really powerful message. In fact, I’ll give you a story — a quick story. I went see — I won’t say what it is, but a big eyeglass and eyewear makerAnd he said to me, if you can come back to me and show me, people — because I need people, every year, they should come back in and get their eyes checked and get new lenses and whatever might be. If you can come in and show me where those watch TV, I’d buy you. And I said, great. Give me your database. And so we did a little test. And he went crazy. So why is it? This is gold. This is what we need to be doing more of. As more and more we get to do that, there’s a bigger opportunity.

Dave Boylan - Rentrak - Board Member

Right. One thing I will say as a broadcaster is that many of the things who work with local television stations says they love the fact that Rentrak gives them ratings 365 days a year. The sample currency is February, May, July and November. So what that means to a broadcaster, 8 months a year you are working dark.

If you have a sporting events that occurs in August, for example, pre-season football, you got to make up a number, we go out to local broadcasters that are outside of the many market state, they really need to move something up ratings. And that’s why the local agencies like it because they can validate it in 365 days a year.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Unidentified Audience Member

Good question, thanks. If you are to adopt an impressions-based system, and so if that were to run in tandem with a system on GRPs, how long would you feel comfortable before you are to get rid of the GRP system and just use impression-based system.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

It’s a great question. I did just survey membership about if we move there — I mean, number one, would you move there? And number two, can you move there? And I would say, more than three-quarters basis and not only can we, we do it immediately. And it’s where they can — that’s the only way they’re going to be able to provide an integrated program with their televisions relative digital operations in terms of selling on an impression basis.

The biggest issue with that quite frankly with some of the bigger agencies, it’s very hard from media planner who knows, I want X number of GRPs to get X number of reach and frequency, right? How many impressions do I need in the market X to get that kind of reach and frequency? So that’s one of the things that there’s got to be an education part on the agency side of things I grappled on my agency side is that’s all well and good, but media planners don’t know how to do that. I mean they’re based upon — and they’re basing — the GRP is based upon a certain level of reach and frequency they’re going to get. And doing that using an impression is a very different way of doing business. And that’s going to take some time.

Unidentified Audience Member

But does that the beginning of the process takes longer or does that mean that the choice of one over the other is longer?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I don’t think either is longer. I think it’s probably going to — what’s going to happen is the agencies will, through their planning on GRPs and just convert to impressions and when the buyers are done that we base upon impressions. I mean that would be the easiest way of doing it.

Unidentified Audience Member

Thanks.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Sure.

Bill Livek - Rentrak - Vice Chairman and CEO

If we could have the Convene person come up and put some chairs up here, please. While we do that, Chris, come on up. Chris Wilson, as you know, runs our national television business. And Chris was a true believer, a number of years ago, in the power of what we could do in political. And it wasn’t just because of what we had. He also sensed the SEA change that was going on.

And it’s because what the politicians are able to do, they attract the best, the brightest individuals who come together as a team and work with candidates and take some of the great technology. It’s just unbelievable. And Chris was absolutely right and he built a team of folks at Rentrak to be able to put together a wonderful sales organization.

And with that, Chris, as the chairs come up here, I’ll let you come up and start introducing the panel. (technical difficulty).

Chris Wilson - Rentrak - President - National Television

So come on up, guys. We’ll grab a seat and we’ll get rolling. We just need two more. Thank you. Okay, great. Thank you all. Let me just do a quick introduction of the folks that I have here with me. So to my left is Brent McGoldrick. Brent is the CEO of Deep Root Analytics. Next to Brent is Derek Turner. He’s a Product Development Director at AMG. Next is Peter Bouchard who is the Director of Media Science for Civis Analytics. And last but not the least, Scott Tranter who is the partner and founder of Optimus.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

So the panel we have today (inaudible) good. The panel we have today is a combination of both parties. Everyone up here is doing a tremendous amount of work in the presidential cycle or election coming up in a variety of different areas. And as we learned in 2012 and we saw in the midterms of 2014, targeting is very important component as it relates to how political advertising is purchased.

So I thought it would be great to kind of hear from these guys because one of the things I think is important to understand is that these guys have been really the frontrunners as it relates to a lot of thinking behind what we’re seeing to start to occur today more on the brand of corporate side. This kind of microtargeting on the political front has been going on for many, many years. So these guys have a lot of expertise in that area. I think we’ll provide a lot of insights into the future of how this is going to continue to evolve.

So with that in mind, one of the things I wanted to ask if you just I’ll just throw this out, starting out is, how do you guys think the political media buy-in has changed since 2012 to 2016 presidential cycle?

Brent McGoldrick - Deep Root Analytics - CEO

I’ll take that first. Since I was involved in 2012 and down to 2016, I think on the Republican side, I think that what we’re seeing is a lot of the old sort of nits and rules of thumb (inaudible). So I think in the political side for years, there was this notion that you had to be on local news in heavy amounts and you had to do a thousand GRPs per creative per week, which gets pretty expensive quickly.

And you’re primarily targeting off of Nielsen data, 35 plus, right? And that’s essentially how it’s worked for 40, 50 years particularly on the political side. And traditionally, I think, on the political side, we’ve been sort of slow to change. I think on the right after 2012, there were pockets of innovation and development but I think as a sort of broad lesson learned in terms of some of the work that [Decaro] and the Obama folks were doing is we have more adoption to that on the right.

And really, what you have is the much more audience-centric view of TV [MiND]. And one of the great advantages, I think, that politics has over other verticals is that we do sort of audience intimacy and segmentation really well, right? So swing voters, base voters, we take voter files, we chop them up, we segment on them, we model on them. We have done that for decades. TV was sort of the last frontier to be able to do that.

And I think if you look at where politics has kind of an incubator for this, you look at other verticals where there are sort of similar — there’s a large install base or there’s a direct response or direct marketing heritage and you’ve got people who are sitting on first party files, it’s really a matter of taking that data, modeling it and then matching it up to data.

So I think that, first of all, the usage of those first party files in terms of targeting has increased. I think, secondly, the currency around audience ratings is changing. And the stat we like to throw out there is that if you look on the Republican side, if you look at the primaries up until April 1st so through March. 70% of those is probably about 145 [DMAs] in those early primary states, 70% of those media markets. You were just to look at Nielson ratings, our Nielsen diary-only markets, which means we’re relying on bad penmanship and bad recall and socially desirable responses at the end of the week. On the political side and just given the amount of money that’s insane.

So I think movement towards currencies like Rentrak, getting away from the thousand GRPs per creative per week, you’ve seen a lot of these myths fall by wing side and the political side.

Unidentified Company Representative

I’d just expound on that from Brent’s point of view. I started looking at TV in early 2013, actually, having written articles about these guys on the stage. And so our point of view in MiND television kind of is different from what I read. I haven’t experienced it. But TV buying starts with a voter file, a segment, a target where that I believe it stared before with the Nielsen book (inaudible) specific and I order this 1.8 million registered voters. There’s about 0.5 million Republican voters. And on average, in the last two caucuses between 125,000 and 135,000 people showed up.

So by placing the television buy, which by the way, 60% of the spend of the campaign, therefore I should care about it a lot because it’s 60% of the spend, I don’t want to talk to 1.9 million people. Nielsen was two in two. Nielsen is designed to sell to big consumer companies that they can go sell for the 1.9 million, actually more than that.

My job is to figure out who those 125,000 to 135,000 people are and make sure 60% of the spend is getting on those folks. So it really starts with a voter file, a consumer file, a list, quite a bit of modeling so I can understand that that person is going to show up and not that person. And then after that, segmentation even more.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Think of it this way, you might have an ad that really appeals to national security voters versus conservative voters. You can get that segmented even inside of a [48 game park] TV now that we have 100 plus channels. So you have your various segments and then you do your match and then you can buy. We all are very familiar with the DMA, the way they’re going to find your real efficiency is in the cable [soft cells] especially among the frequency. Think of it this way, the average Republican voter has a per capita income of north to $60,000. They happen to be over the age of 55, so why get it broadcast as the primary medium. And people I want to talk to happen to have Direct TV, happen to have satellite, they got two cars, they have this (inaudible) income. So the people I’m going after are a whole lot different.

And so that’s why those buyers come out a whole lot differently. All those points that I talk about whether it be modeling, the segmentation, the philosophy upon the buy, that is how we get efficiency on it. That’s why we like seeing — I love seeing on old school Nickelodeon where that 5:30 in the morning, they have Andy Griffith, $3 a rotator, that’s great. But you know what, all my voters are watching that. I will buy that all day long and I will let everyone else buy 8 o’clock NBC [capsule] at $3,000 a piece (inaudible).

That’s really where it’s changed. When I talk to buyers we’ve been doing this for probably longer than I’ve been alive, they always say, okay, well, that sounded really fancy. And that doesn’t sound — my Nielsen votes (inaudible) for the last 20 years. And Nielsen is the gold standard, covered in platinum and this is how it works. This is how Taco Bell buys it.

Politics is different. I’m not trying to sell a product of two-thirds of America. I’m trying to actually get, in a roomful of 10 people, only seven of them are eligible voters, five will vote, three of them I care about and only one of them I can persuade. Nielsen wants to talk to the 10 or measure the 10. I want to measure the one.

That’s pretty much how it changed the landscape. And from the TV buy standpoint, we work for Senator Rubio. He did $20 million of reservations starting in June. You can imagine — and he announced in April. And you can imagine what our April to June look like if I have to fit all of that inside of two months. So it really changes the preparation process as well.

Chris Wilson - Rentrak - President - National Television

Well, I mean that’s an interesting point. So the estimation is there’s going to be $4.4 billion spend in this upcoming presidential cycle, right? And it’s targeted at roughly 10% of the population within 14 states, roughly, right, 15, 13, whatever that may be. So when you look at that — and everyone talks about the fact that this is so targeted. Yet, TV still with all that moneys being spent, does that — I mean the optimization or targeting, is that a real reason why that kind of money continues to be poured against the, number one, the influence it has. And number two, that’s why tools like us are so important as it relates to how that money is being spent. It’s so targeted at a small percentage of the population.

Unidentified Company Representative

And there’s too much money in politics, right? So when I started in politics, the average targeted congressional rate was $1 million, right? So all of a sudden, the average targeted congressional rate is $4 million. That’s real money, right? Businesses then become starting to be efficient until there was real money in it. Once you start putting $10 million, $20 million, $30 million into a media budget, the donors start asking smart questions like, should I be buying? This isn’t — so rounding there, right?

Like more money brings more accountability because people start thinking that this is in a rounding area. Yes, efficiency is I think a function of too much money and there’s too much money in politics. There’s more money in politics.

Chris Wilson - Rentrak - President - National Television

So Peter and Derek, you guys worked for the (inaudible) campaign which is the Obama for America campaign where a lot of work was done as it relates to this kind of targeting. I guess my questions is, you worked on that campaign in 2012, we get winter to midterms of 2014. Now, we’re going on 2016. So how have you seen the process evolve from what was done in 2012 to where we stand at 2016 coming over the next presidential cycle?

Peter Bouchard - Civis Analytics - Director of Media Science

So I think that we learned a whole lot from 2012. [Karen and I worked] shoulder to shoulder building out the first one. But I think that the biggest things are, is that, number one, we built on top of the best software that like we built out the software itself for the buyer to start using themselves. But it’s also the speed up which stuff on the ground changes, we go from whole to survey data to now a target, new target. That has to happen within like a very short window. And so you don’t have the technology to actually do that type of work then you might have not done the poll and not going to be paying attention to the right people anymore.

So like we spent a tremendous amount of time between ‘12 and now to build that apparatus and it’s only going to get above the ground for ‘16 now. So it’s great.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Derek Turner - AMG - Product Development Director

I would say that each cycle has been sort of an iteration where we’re thinking of new features and trying to add new capabilities. And in 2016, I think, we’ll be thinking a lot more about how to extend reach and not just be thinking about total GRPs.

Chris Wilson - Rentrak - President - National Television

Right.

Derek Turner - AMG - Product Development Director

And I also think that in 2012, a lot of us — I mean Peter being an exception where it’s sort of outsider to the media industry. (Inaudible).

Chris Wilson - Rentrak - President - National Television

Yes, yes.

Derek Turner - AMG - Product Development Director

Many of the other people involved in optimization in ‘12 and since then have been technologists decisions. You don’t have the same influence with media industry (inaudible). And so I think there’s been, in the past four years, more about a convergence between media buyer culture and their norms in terms of [art] and in the sort of outsiders who are trying to serve them better with new data sources and new tools.

Peter Bouchard - Civis Analytics - Director of Media Science

Yes. And that’s a great point because I mean we do certainly some work outside politics. And like the first question that (inaudible) my brand is in presidential election. It’s the same exact value proposition. You’re filling out — like it’s the same exact thing. You have a more difficult job when the consumer is voting every single day to whether or not your brand meets their needs or not.

And the entire like idea of the funnel when you go from like voter recognition to volunteer, to donator, to actual vote, it’s the same thing as awareness, intent, to actual buying. The funnel there are nearly (inaudible) we were speaking two different languages. And when it comes to the media buyers themselves, I think you asked that question originally. I think they are more adept now to embrace the science of everything that we do on this stage and now are reliant on it both of like for targeting, for identifying how you create most value, but then also for budgeting purposes.

So if we can remove this idea of points, which I know you guys all aim, if we can actually put a brand that’s against it, then you are in way more accountable and you need more data to be able to do that because otherwise, you’re just — everything else is [a win].

Brent McGoldrick - Deep Root Analytics - CEO

Yes, I mean it’s interesting. Just picking up on that point, I mean one of the things that I guess we suffer from in politics as a vertical, but I think presents an opportunity particularly in this cycle is we don’t really have sort of backend sales or conversion to be able to tie this to, right? I mean you do, but then the election is over, right? We can go look at it afterward and look at whether or not somebody voted. So we need really good sort of intermediate metrics to the point around the funnel. That can be based on polling. That can be based on site visits, donations and other things like that.

But I think if you think about 2016 from an innovation standpoint, it’s going to be around taking that targeting and I think doing a couple of things. Number one, better integrating it across media around the definition of target impressions as opposed to targeted GRPs. And number two, really getting into the reach in frequency, optimization and being able to say, all right, here’s a heavy consumer of TV, I need to maybe dial back the digital or dial back the number of mail pieces that hit him or by having that sort of global view of the target consumer. And so really what you have is a lot — one of the reasons I think politics in this — the vertical of politics leads and some of the others that you’re seeing in terms of using Rentrak data and targeted TV is because there’s so much more time, money, energy, resources that get put into the upfront targeting as opposed to the continual optimization from here to eternity.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

I mean nothing against any brand, but I mean really doesn’t matter. Outside of their product launch, we can optimize forever.

Chris Wilson - Rentrak - President - National Television

In this response model, theoretically figure next plan. Yes, right, you don’t have that opportunity in politics, right? So you’re right. There’s a lot more effort. And like one of the things I wanted to ask you is that when you — the only one I’m not sure of with Scott, his Optimus, but I know the recipes organization were not even exist prior to 2012, right?

So there was this kind of after 2012 election and it was this either increasing importance or a lot of these elements — I don’t want to call it an analytic agency, right? But this whole new layer of participation in the ecosystem in a lot of these elections just didn’t exist before, right? They kind of squeeze between the campaign and the agency for the [super fast] agency to really kind of manage the efficiency of their spend.

So how is that — historically, the presidential campaigns would do all that stuff internally, right? How is that that this new kinds of organizations that you all run have changed that interaction with the campaigns? How do they view that and how do they interact and especially on the right, there’s more candidates than there are companies, right? So the question is, how do you manage that kind of a situation too? Is that not a fair question?

Brent McGoldrick - Deep Root Analytics - CEO

Yes, that is totally fair. I mean, yes, the individuals existed in 2012, obviously. But the organizations didn’t. On Deep Root, we were essentially incubated on 2012. We have what we would call sort of an alpha version of what we do now. We paid for it, we developed it, we never used it, which is another story. And really, we developed 2013, 2014. And so on the Republican side, 2014 was really our proving ground on the right for agencies to say, okay, there’s something here.

You’re right from an organizational design and organizational structure standpoint. I think there are only three or four — Scott can correct me if I’m wrong — or there were three campaigns that actually had like a chief analytics officer on the right. That’s a role you never, prior to this year, you did not have on presidential campaigns.

So presidential campaigns can afford to bring that talent in-house, right? But the brand manager leaves on November 6, right? After the election, that’s over. So really, I think the growth of analytics companies particularly on the right — for just speaking for the right has really been more about what’s the institutional layer given the fact that the media buying agencies on the political side are not vast, sort of horizontally integrated functions, right? There are like 10, 15 person shops that aren’t going to have these.

So we’re basically an outsourcing analytics function to the media agencies on the political side. And the campaigns obviously don’t exist to be able to bring it in-house unless you’re a really well-funded presidential campaign. So that’s sort of the evolution of where we can sit between those things. I think we served the purpose of both advising and educating the candidate side, the campaign side as well as on the agency side. And like anything else, you have some agencies that have embraced this. And you have some that say, we don’t really like these guys because they’re too transparent or they’re making us too accountable. But it’s like any other —

Chris Wilson - Rentrak - President - National Television

If it doesn’t one little feature, or one little thing —

Brent McGoldrick - Deep Root Analytics - CEO

Right. That’s right. That’s right.

Chris Wilson - Rentrak - President - National Television

But you have before. So also, I mean with the formation of companies like yours, you’re right, a lot of it was done internally with the campaigns. But now, you have organizations that leverage the learnings that come out of politics that are now also available to corporate advertisers, right? And probably for the most part, majority of the folks up here have said, most of their time at least with the organizations we’re in now in the political space.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

But more and more advertisers are coming. More brands are coming to you guys directly to try to leverage that — leverage your expertise to be able to help them attract that 10% or 15% of the population, the most profitable customers.

How does that work? And how do you interact with their agency, right, which may be more traditional media buying agency or you guys placed in the media for those customers, how does that — what does that process look like?

Peter Bouchard - Civis Analytics - Director of Media Science

It’s very delicate conversation. So (inaudible) like we don’t —

Chris Wilson - Rentrak - President - National Television

Big growth, right?

Peter Bouchard - Civis Analytics - Director of Media Science

Sort of because (inaudible) already been charged, but I’m sure it hasn’t. But for us, it’s just a nice conversation. We just set the tone with the agencies. We like, we don’t buy media. Like this is your job. Our job is to provide you intelligence and the software behind it all. That allows you to scale it. And a lot of questions are really similar, it’s like, how do you digital? How do you do television? How do you do out of home? How do you do print?

And typically, we have a user flow for all of that. And then they’re like, okay, that makes sense, that makes sense. Just as long as like they know where the baton has to be passed, they’re pretty comfortable with us. But usually, it’s difficult first meeting, but after that, we’re good.

Now, on the advertiser, typically, you’re (inaudible). Both, to be honest. Because I think it’s just like the campaign style of the approach, right? It’s very bottom up. It’s very much like, I don’t care about people that are 25, 54, I just care about if you can find the right acquisition target for me. We typically say, we can find that person for you.

And they’re actually pretty surprised at how easy it is to both on our trusted services to their existing workflows, right? Like we don’t ask our advertiser clients or agencies, tear down everything that they’ve done before because a lot of them have done very, very good work. It’s just they just need to look at it in a different angle. So that’s what we provide.

Unidentified Company Representative

As we say, integration is probably easier too because the campaigns I think — campaigns like your $15 million organization that has been male, guy and a digital guy, TV guy, it’s like the guy for every mode of communication. And again, if you’re a brand with a $50 million budget, you have the agency that outsources that. That’s probably more logical solution with campaigns, the economics behind that campaign.

Our structure doesn’t allow for that. So integration is key. Yes. The media mix, right? Like media mix is such a dirty word in political campaign, but it’s common sense in the brand world.

Brent McGoldrick - Deep Root Analytics - CEO

I find one of the things that initially surprise us on the corporate side is when you’re talking directly to an advertiser, and a lot of them sort of find the sex appeal of politics like, yes, we want to run this like a campaign. We want to do what you folks are doing. And then we — okay, you don’t want to run it like a campaign. Everyone will be here until midnight.

But when we ask the question, okay, what would be great is that we can start with a file. What are you talking about file? Name, address, your customers. We don’t have that. Right. Do you have like an idea of who the — and lot of them are very insight poor. Forget about even having the list. They don’t even — you can’t even describe their core customer. Now, some are really good. Like I talked about large install bases, financial services really good, automotive really good, but there are a lot of industries that just don’t have that.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

And even when you start the discussion around, all right, do you have — do you mail anyone anything, to Scott’s point? Oh yes, yes, yes, we have awards members. Okay, right, let’s start with that. And so in a lot of this corporate engagements, we actually start with let’s develop — let’s have a conversation about who your target is and develop a model to go out and find those people to begin with before we can get to the issue of matching in Rentrak data.

But it’s surprising in how, to my earlier point about customer intimacy, how on the political side, we’re a lot more intimate with —

Unidentified Company Representative

(Inaudible) really good data science department inside the organization. And it’s either you (inaudible) beginning. And then they’re like, oh, we work with you guys. Can you help us (inaudible) organization and then we can help them kind of make that internal discussion on the marketing side of (inaudible) they’re super happy about that.

Chris Wilson - Rentrak - President - National Television

So it’s more of a function of where you guys, what makes you different (inaudible) where you start in that process?

Unidentified Company Representative

All the time.

Chris Wilson - Rentrak - President - National Television

Speaking about, what is it we’re trying to do, right? It sounds like what I’m hearing is it’s very important concept in politics not to know exactly who the 452,000 and how or they care about. If you have that list, right, and then it’s like, okay, well, that’s my group. Now, I need to figure out how to reach those people. And I think what I’m hearing you saying is a lot of them (inaudible) and are trying to ID to identify that or they haven’t. They don’t think about that way.

Now, are there certain brands, certain articles that you have this tendency to gravitate towards these types of solutions and is it more mixed brand? Is it broad brands of certain verticals like packaged foods or entertainment or whatever that you typically see that are probably a little more open to this kind of thinking?

Brent McGoldrick - Deep Root Analytics - CEO

I’d say there are probably three categories. I mean one is anyone with a, let’s call it a footprint under 50 markets across the country, right? So (inaudible) conversation about local. Anyone is not just automatically buying on a national basis because we’ve got a retail footprint or something like that. There’s a direct response heritage in the company. We got 50 million customers. We could chop that thing up where it’s [best]. Or based on verticals, it’s going to be heavily financial services, I think automotive. Surprisingly, entertainment.

I don’t know if you guys find this as well. I mean entertainment, I mean actually like TV networks. You would think they know how to do this. But a lot of the interest will go from TV networks versus tell us about these customers that we have, these viewers that we have. Because they create programming that’s not based on a demographic, right? When you’re in the TV world and you’re creating a program, you’re trying to reach some audience. You’re not necessarily trying to reach 18 to 34 just to sell advertising to them.

So that’s sort of the three categories I’d think about it.

Scott Tranter - Optimus - Partner and Founder

Add on to that, it’s kind of like Moneyball, right? It seems that most organizations look at data analytics as a luxury and which gives them a larger competitive advantage, right? Like the myth of Moneyball is — the funny thing is the Oakland A’s only had $30 million to spend. So they couldn’t grab [the] expensive players and use analytics to augment their smaller budget. Yet you don’t see very many $30 million, $50 million market cap companies using this. You see a lot of publicly traded ones using it because that’s the next big thing. Everyone’s asking for it. And you know what, what’s another $50 million to answer for my $2 billion ad budget. That’s a rounding error.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

And so, it’s interesting how they look at it, which is kind of funny. We have this thing in politics, right. At a presidential level, this is parity. Our presidential candidates must do this otherwise we will be behind. But we always say — man, if we could use this, if you’re republicans, if you could use this in the [kinetic] and state legislature which is a super minority for us and the average rates cost $30,000, that would be a difference maker for that state because you take these tools and you put it down as something smaller.

And that’s where I think some of the consumers find this — you get meetings all day long with companies with $20 billion budgets or $500 million budgets but very few with $20 million, $30 million, $40 million, $50 million budgets who would probably benefit from more because they’re sitting there trying to do the strategy that the $2 billion company is doing.

Chris Wilson - Rentrak - President - National Television

Right. So it’s interesting. So in certain respects, maybe some of the advertisers who are gravitating toward these more advanced techniques first are mid to small advertisers in that, whatever, $20 million to $50 million range that are looking to optimize their budget. And part of that optimization is geography-based, right, because you guys are [actually] local market.

Scott Tranter - Optimus - Partner and Founder

Yes.

Chris Wilson - Rentrak - President - National Television

Which leads me to my next question in that is everyone says that politics is all about local market, which historically has been the case. But there’s been a lot of conversation about the fact that more national advertising might be bought in 2016 just because of the cost efficiencies. Is that something you guys are seeing?

Brent McGoldrick - Deep Root Analytics - CEO

Yes. And I’ve been seeing it actually ahead of 2016. I mean if you look at the advertising that ran ahead of the Iran deal, so there were probably six or seven advertisers covering about half of the country. In many cases, they were buying programming at the local level when they would’ve been much more cost-effective to buy national level programming.

And that’s not even in a presidential year with the rates being bid off and limited inventory. That’s already — so I would expect to see more of that in 2016 where advertisers say, particularly in general, say — you know what, let’s look at what that cost curve looks like and actually advertise with a national buy.

Chris Wilson - Rentrak - President - National Television

Go ahead, Derek.

Derek Turner - AMG - Product Development Director

I would say it depends entirely what the map looks like. Like deciding on how many kind of states should be competitive, it could be really advantageous to go national or not. I know Obama did some national ads. I don’t know [how many] did in 2012. My guess is if the map will be as big, if not bigger, and so I expect national to be even bigger.

Chris Wilson - Rentrak - President - National Television

Now, when you’re looking at the national buy, evaluating its value, are you segmenting out just those states or you’re weighting down a pretty less value on the states you don’t care about and that’s when you decide the cost efficiency of that national buy?

Derek Turner - AMG - Product Development Director

I think you generally would say non-competitive states are worth zero. Completely irrelevant.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Chris Wilson - Rentrak - President - National Television

Okay. I see you put a lot of heavy weight on those competitive states and then that’s how you evaluate whether or not — what that reach is.

So let’s move over to cross-platform, targeted TV. When you look at 2016 compared to even 2014 with the midterms, there’s a lot more inventory to be purchased, right? And when I say inventory, I mean whether the addressable TV advertising, there was some of that in the midterms, there was virtually none of it in 2012, right? You’ve got dynamic ad insertion with Video on Demand. You have programmatic television buy and the audience base buy [into TV] which you guys are experts and do a lot of, if you will, at least from an audience base volume standpoint.

What role do you see a lot of that targeted television advertising playing in 2016? Is it a significant role? Is it this is going to be a year where we’re going to see how it really works or [election], we’ll see how it really works, play a bigger role in the future? Where is it in that lifecycle?

Peter Bouchard - Civis Analytics - Director of Media Science

So our guys love it for straight up testing for messages, like that’s a big piece of it. But I would hope that whoever is running the campaigns are looking across their budgets and looking at their national targeted CPM, their local targeted CPMs and then the addressable or like across the board, right, and then how many you can actually scale with it.

It’s definitely going to be part of it. I’m just generally weary of the cost to do that, because it’s not always going to come down to that. Because if you’re not talking to one household, you’re sacrificing five others just to do addressable, whatever it [makes] out to be, so.

Scott Tranter - Optimus - Partner and Founder

Yes. I’m going to say the testing is the understated thing. And I think none of us will get into that super deep because —

Peter Bouchard - Civis Analytics - Director of Media Science

Right.

Scott Tranter - Optimus - Partner and Founder

— that’s the competitive advantage. But the addressable was always interesting. When it first came out with like satellite, I remember we did a match and they’re like — oh, this is cool. You can get this many targets and it’s this cost per CPM. And then I realized it was like, well, I can guess where that voter is going to watch TV cheaper than they’re charging me to deliver it to him.

Peter Bouchard - Civis Analytics - Director of Media Science

Exactly.

Scott Tranter - Optimus - Partner and Founder

And like you explain that to the salespeople and they’re like, they don’t get it. And then they’re like, you get on with an engineer and someone finally gets it and then they adjust it down to be like equal. And then they’re like, okay, we’re on paper. If you can guarantee me this, it’s good. That’s where the guarantee is run, right?

Peter Bouchard - Civis Analytics - Director of Media Science

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Scott Tranter - Optimus - Partner and Founder

So think about all the technology that delivers this. It’s a cable box that hasn’t been replaced in 10 years or it’s an HD DVR that hasn’t — in politics, deliverability is key. And switching out your [favorite] is key, right? Like if we get money back after the election and my guy loses by a point, I mean, there are people without jobs in my industry who do that. And so if someone’s going to tell me — yes, I think I’ll deliver between one and five ads, and they only deliver three, all of a sudden that’s the reason why. So that’s what kind of scares people on stuff like this.

Also inventory, when you get into it really deep, right, so watching like a Video on Demand like The Office, and all of a sudden I’m like — Video On Demand, there’ll be no commercial, all of a sudden, there’s a commercial in there. And I was like, oh, okay, I wonder how much this costs.

And so that’s the piece of inventory, right? That’s part of the deliverable and then there’s another kind of inventory where it’s (inaudible - technical difficulty) the one question I’m sure you guys get it too. I was asking like, okay, what kind of frequency can you get me? And I have yet to get a straight answer in a year and a half of asking, much less a believable one, but a frequency one.

So on paper, it’s where TV is going to be 10 or 15 years from now, for those of them still watching. But it’s one of those things like the technology needs to catch up with the marketing.

Brent McGoldrick - Deep Root Analytics - CEO

Yes, that’s exactly right. I think there’s also a — hopefully what we see in 2016, particularly on the right, is a — with these increased platforms, the target, I think, differentiation in terms of creative, I think there’s a philosophy broadly on the right which is fewer creatives, a more singular message.

In 2012, among my many roles, I was sort of the in-house kind of criminologist looking at what the Obama people were doing and I would come into meetings and I would say — look at all the creative that they’re running. And some of our guys — god, well let’s just — democrats do that, right? Because they’re a coalition —

Peter Bouchard - Civis Analytics - Director of Media Science

Exactly, yes.

Brent McGoldrick - Deep Root Analytics - CEO

They’re a coalition of special interests. You got to do one ad for women and then you’ve got to do — but I’m like, yes, but the creative is actually selling across a bunch of different audiences. But the ability to addressability I think, hopefully then, whether it’s addressability or target TV spurs on a differentiation in terms of creativity to be able to say — all right, I want a different message and has a different look and feel based on where I’m trying to go with it, whether it’s digital, wherever.

Peter Bouchard - Civis Analytics - Director of Media Science

Yes. And there’s just still basic questions that have to get answered, like what does being exposed for an ad, what does it actually do? What does that mean? What’s the halo effect of that ad? Because that’ll affect budgeting, that affects frequency. Like, why does the digital do that? So there’s just basic questions that still have to be answered.

Like there still isn’t a good commissioned research study that’s public about the effect of political ads outside of the study that were carried in 2006. And that’s a Rick Perry study.

Brent McGoldrick - Deep Root Analytics - CEO

So I want to add just to that point. I mean, one of the differences between politics and other verticals is that — obviously marketers are obsessed with can this drive sales, can this drive sales. And to my point earlier, we have other intermediate metrics we have to look at.

But particularly at the presidential level, TV advertising should be about really telling a story, right, and trying to drive a dialog, not pummeling people into submission six months out from a campaign. And so, being able to tell that story through TV ads, I mean one of the things we saw in 2012 was that one of the biggest effects of TV advertising — the advertising that we were doing was (inaudible - create different forms) TV as an emotional medium to be able to do that. There’s obviously a heavy science behind it for who you’re trying to target. But I think that gets lost on the political side very easily.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Chris Wilson - Rentrak - President - National Television

And part of this is just intellectual curiosity. So we’ve talked a lot about how the television advertising is bought and sold of different (inaudible) differently in evaluating than it has in the past. The polling, right, which is your metric between when you started to raise campaign and decided who’s going to win or lose, is still pretty much what it’s been in the past, correct? Or are you seeing new techniques or new services or approaches out there that may leverage social media or online or things to that effect that help you get a better pulse or signal on how that exposure is actually affecting the voters that you’re interested in?

Scott Tranter - Optimus - Partner and Founder

I mean, I speak for —

Peter Bouchard - Civis Analytics - Director of Media Science

Social sentiment you mean, right? [Memories] and things like that?

Chris Wilson - Rentrak - President - National Television

I’m not trying to stir a conversation with anyone directly.

Peter Bouchard - Civis Analytics - Director of Media Science

No —

Chris Wilson - Rentrak - President - National Television

I’m saying that typically, when you think of polling, you pick up the phone, you’re making phone calls and boom, here it is and the survey was down and this is — it says this is the person in the lead, this is the person at the end of the [trail]. Is there more and more advanced techniques that are being developed to — because there’s been a lot of criticism about how effective polls are.

Scott Tranter - Optimus - Partner and Founder

Sure.

Chris Wilson - Rentrak - President - National Television

How effective surveys are in the United States.

Scott Tranter - Optimus - Partner and Founder

Yes. I was going to say I think, yes, because everyone thinks of polling as phone but polling is statistical sampling. And you get sample from anything. I mean, your primary product we’re talking about today is a sample. And it will certainly be different 15 or 20 years from now if I think all of these products — every one [of us] will probably be developing our own things and whoever comes up with that will dominate how we interpret public opinion going forward.

But I think it’s easy to say interpreting a sample is not just on the phones. There’s observed sample, there’s [property] sample, for instance. Rentrak data is observed sample. I know that you watched the rerun of Kardashians last night and not Bill O’Reilly. So maybe that says something about you. Maybe I can interpret something that just like when I call you on the phone and ask you who you’re going to vote for and you tell me that, that’s a piece of sample that’s prompted.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

So if you think about polling or at least opinion measurement in those facets, look around you and say — okay, well as a receipt data, sample that I can use to interpret is whether or not someone buys something or does something or doesn’t do something. All of this can be interpreted.

It’s kind of funny, like I remember reading a story. I can’t remember if it was the ‘14 or ‘12 election. Someone had figured out how to run a poll, an [FX] slide and they had figured out after the fact that they can tune it in a way that they can predict the election. And that’s basically a stats nerd way of saying, yes, I can take the data and if I tune it enough, I can get the answer I want. It’s kind of like — I can take tofu and if I cook it the right way, I can make it taste like the best steak in the world. It may take me a while, take a lot of skill and I may spend 10 years in culinary school to do it, but the same thing with samples.

And I think that’s where polling is going to go is if you look at sample as a generic thing not just over the phones and then if you’re able to tune it to get the answer, that’s kind of where it’s going.

Peter Bouchard - Civis Analytics - Director of Media Science

Yes, there’s definitely new methodologies. And to your point, it’s always going to boil down to the people that you’re sampling and then the weighting of those people. It’s dangerous.

Scott Tranter - Optimus - Partner and Founder

Yes.

Peter Bouchard - Civis Analytics - Director of Media Science

I mean, if you’re wrong, you’re very, very wrong. And then all the great work that we’re doing about using it to extrapolate to a national level then use all those Rentrak data, like if you’re wrong in that stuff —

Scott Tranter - Optimus - Partner and Founder

It’s over.

Peter Bouchard - Civis Analytics - Director of Media Science

Yes.

Scott Tranter - Optimus - Partner and Founder

You’re done.

Peter Bouchard - Civis Analytics - Director of Media Science

Like you’re telling —

Scott Tranter - Optimus - Partner and Founder

You better —

Peter Bouchard - Civis Analytics - Director of Media Science

You’re telling your candidate that you’re winning when you’re losing by five points.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Scott Tranter - Optimus - Partner and Founder

Yes. Yes. And that’s how you not get a job next time, yes.

Peter Bouchard - Civis Analytics - Director of Media Science

And so now, I mean we think like media buyers were more difficult in ‘12. Now it’s working with pollsters because like same kind of issues, right? Like we did this chart — I’m trying to think. But on average, we were like I think less than half a percentage point away from the optional results in 2012. And we have this awesome validation chart looking at all public polling, particularly with Gallup, right, where Gallup had [run me up] by like two or three points going into election day, something like that.

And it’s just like the pollsters themselves now are like — oh, this has been really helpful. Can you tell me exactly the phones I should be calling or the exact people I should — yes, we can help with that. But, yes, if you’re wrong at the very beginning, your entire apparatus could just generally fall apart.

Derek Turner - AMG - Product Development Director

I would add that, yes, I think the polling methodologies are advancing a lot. But there’s still a lot of pollsters that do a terrible job with it. So it’s a really uneven field. Sort of to your point, Scott, I think that if I took response rate, this is like the biggest —

Scott Tranter - Optimus - Partner and Founder

Yes.

Derek Turner - AMG - Product Development Director

— driver of that. And older white women are like dramatically more likely to answer a phone call than young Latino men or are much easier to get on the phone. So you have to really oversample the young Latino men if you want to get a good prediction. But most pollsters don’t do that properly.

Peter Bouchard - Civis Analytics - Director of Media Science

Yes. We did this piece a couple of weeks ago just about those facts. If you want to read about it — we have a brilliant guy named [Masso] working for us. He’s a survey methodologist and some of these guys on the stage have met him before. But we were out talking about who exactly is saying that they’re going to be ruling for Donald Trump. And net of the story was that actually the support was way more inflated — still higher than everybody else but is way more inflated than people give him credit for. And now it’s like four or five weeks later and that’s coming to bear because his sampling methodologies were way better than what other people were doing in the public and like conflating what the actual reality was.

Chris Wilson - Rentrak - President - National Television

Yes, where I was going with that also is that — so that information obviously is critical to understand how your exposure is performing, as Brent had said earlier. Have any of you really taken and looked at exposure to certain ads by segment with Rentrak and then compared that against contractive against polling members to kind of understand how that exposure is affecting the election?

Scott Tranter - Optimus - Partner and Founder

If I said yes (inaudible).

Chris Wilson - Rentrak - President - National Television

The answer I suppose —

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Scott Tranter - Optimus - Partner and Founder

One thing I will say it was interesting, so early on we were fooling around with Rentrak stuff. One of the pushback you get from a lot of buyers is recall and recognition. Like they want to know did they really see this, right. And that’s like the obsession of all media placement folks. That’s why there’s competitiveness, that’s why there’s creative tracking, that’s why they have this and that.

And so, someone came up and — my stat teacher would kill me for this but we did it anyway — they’re like, well, look, I’ve been doing this for 20 years. I want you to do a 700-person poll against the universe and I want you to ask them a recall question. And if the recall comes back 65% like I’ve seen for the last 20 years when I’ve been doing TV advice, it means that you did it.

And I was like well — and they showed me the question and I would have failed my survey design class and all that. It was a horrible way of measurement. But okay, we’ll go ahead and do it. And so, what we did is — it was funny, the buyer — we were using Rentrak and one [DMA] and not another. And it was great, so what we did is we paid to double the sample. And so then we did a sample inside of the target universe that was using Rentrak and then a sample outside of it, and asked the exact same question between the two. Actually, we tripled the sample because we wanted a lower margin of error because that seems to be the sexy thing — it actually doesn’t mean anything, but they like a lower margin of error.

And in any case, what came back was inside the Rentrak universe was north of 70% on the recall recognition questions and inside of the non-Rentrak part of the universe was right around 50%. And they didn’t believe it, so we did it again. Repeated it again for multiple weeks. And again, used their survey methodology. Actually, they had a pollster repeat it, so all of that until from a recall recognition standpoint, it proves — I disagree really with the methodology — but using their methodology proved what they thought to be untrue true.

And I think that moment for us was interesting because you are wondering like, okay, I guess I’m putting that commercial on at 3.30 instead of 4.30. Is it that big of a deal? But, yes, in aggregate, over millions of dollars makes a difference.

Brent McGoldrick - Deep Root Analytics - CEO

And I would say, so, yes to your question, we’re doing that. And I think we’d be doing more of it. The Rentrak data really allows us to do a lot of things around probabilistic exposure and looking at what is our audience watching, where are we going to target it, and then ingesting ad occurrence data to say, okay, we know with a reasonable degree of certainty that this audience is exposed to it, what does that treatment do.

The problem I think as we go through a presidential election, with recall as a metric, is unlike any other vertical or any other advertising, there is a ton of earned media out there. So asking somebody whether they saw the 15th Hillary Clinton ad is going to be really difficult.

Chris Wilson - Rentrak - President - National Television

Right.

Brent McGoldrick - Deep Root Analytics - CEO

And we got to move beyond just ad recall which pollsters will sort of slap this question on and it’s October in election year and we’re asking people whether or not they’ve actually seen an ad. One of the things we did in 2012 is, to prove this out, we were actually surveying around specific pieces of creative that the Obama campaign as well as a [part of USA] ran in markets where they have never advertised it at all, just to be able to demonstrate the lift that is improvised around earned media. And you have like 60% recall. So it’s like —

Chris Wilson - Rentrak - President - National Television

So 60% saw an ad but it didn’t [launch].

Brent McGoldrick - Deep Root Analytics - CEO

Or they thought they did or they didn’t know —

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Chris Wilson - Rentrak - President - National Television

Right.

Brent McGoldrick - Deep Root Analytics - CEO

To my earlier point around these other metrics other than recall, recall is critically important, no question about it. But we have to look at other things and be able to fuse different datasets and look at what’s going on in terms of social media and visits, and what have you.

And it’s really for the benefit of advertisers to sort of broaden this out beyond just did this advertisement do this at the very end. And that’s ultimately the question. But in politics, we got to do a lot more around the linkages on that conversion chain.

Chris Wilson - Rentrak - President - National Television

So going in 2016, do you guys see more coordination between television and digital than in the past? Because it seems that historically, they have kind of been in silos of things (inaudible) before you got a guy for this, a guy for this, and a guy for this. Is it more of an integrated marketing plan in 2016 than in the past? Or is it just really TV, digital, those are the two pillars on the ground to make sure we get those right?

Derek Turner - AMG - Product Development Director

At least in the context of the Obama campaign, digital persuasion was very much coordinated with TV persuasion. And so, digital persuasion was mostly pre-roll video. And that was usually like a 15-second cut-down of the 30-second spot that we’d be running on TV. And so it would be driven by the same sort of messaging shop in the production selection process for both of them.

And then there was a distinction between digital persuasion and digital fund raising, party-building grassroots, volunteer-gathering, those kinds of things. So those had separate budgets and the fund raising aspect was completely uncoordinated with the persuasion aspect.

Chris Wilson - Rentrak - President - National Television

So I guess one last question since everybody here is obviously highly interested in television. What’s the [overrun] around the 4.4 billion?

Derek Turner - AMG - Product Development Director

I’d take the over.

Chris Wilson - Rentrak - President - National Television

Over.

Derek Turner - AMG - Product Development Director

Definitely over. Definitely.

Unidentified Company Representative

Yes, probably over.

Derek Turner - AMG - Product Development Director

I think I would as well.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Peter Bouchard - Civis Analytics - Director of Media Science

So we’re going to come out with an estimate, $4.8 billion, just so that we’re the experts now.

Bill Livek - Rentrak - Vice Chairman and CEO

Right. So we actually have one more question, though. Who’s going to be the republican nominee?

Who’s going to be the democratic nominee?

Chris Wilson - Rentrak - President - National Television

Hang on a second, Bill. So this is why you deal with me and not him. I would never ask you that question.

Bill Livek - Rentrak - Vice Chairman and CEO

With that, are there any questions from the floor? [Laura], please.

Laura Martin Needham

So we still have a ton of time on the next 18 months, but given how much is changing, I would love to hear your vision on 2020 and what will be different then. And within that, I’m very interested in your view on the mix of money spent in 2020 on TV versus digital because TV is getting better, it’s getting more targetable. But does that make it, on an impressions basis, more substitutable with digital so that we start tilting money towards digital as TV gets sort of better and more impressions-based?

Peter Bouchard - Civis Analytics - Director of Media Science

So from my perspective, the over the topness of networks is going to be — determine all of that. Like if more networks actually build a over the top product that can be measured and then you can insert ads into it, that will be a game-changer, I think, and also connected television. You saw the releases from Verizon earlier in the week and everything like that. I mean, whoever can get that sort of wired house television environment together in one’s place, then I think that’s where 2020 is going to be.

Brent McGoldrick - Deep Root Analytics - CEO

I would agree. I would also add a sort of fact to the political calendar which is 2020, the odds are you will have an incumbent running for reelection. But you’re right, they might not run. Something like —

Bill Livek - Rentrak - Vice Chairman and CEO

I think I’m [good] but —

Brent McGoldrick - Deep Root Analytics - CEO

But historically speaking, [I’m going to say down there]. But what that means if you look at 2012, if you look at 2004 on our side, is that that probably means about a year and a half where the incumbent party has significant amount of money, significant amount of testing that takes place. So I think that given the complexity of the media environment which are having more over the top [sold], I think there’s possibility for greater advantage on the technology and targeting side for whoever wins this particular election. Yes, and I think a lot of that is going to rebound to the benefit of [OTT] and directly address them.

Bill Livek - Rentrak - Vice Chairman and CEO

Yes, [Tom].

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Tom Eagan

Great. I guess this is for Chris or for Bill, which is looking back to 2012, how much did political [bin], how much did that help Rentrak? And as we look at 2016, what should we expect?

Bill Livek - Rentrak - Vice Chairman and CEO

Yes, let me take that and I’ll let Chris add or tell me that I’m full of hot air. We always looked at the business very simply. It’s a lot of verticals. And if you do really well helping the vertical, conduct business better, it helps us as a business. And political absolutely helped Rentrak. And it’s because a lot of these great folks who work in campaigns win elections, help people, their reputation then moves on. Some of the great folks that we’ve worked with moved into the other sectors of the economy and they bring the techniques.

So, political helped us a great deal, as has the auto vertical, the consumer packaged good vertical, the retail vertical because of credit cards. So we look at the very complicated business not at you approach it this way, you approach it this way [slippered at time].

Chris Wilson - Rentrak - President - National Television

The only thing I would add that makes political ads a little bit different for us is that as these guys kind of alluded to, politicals are one-day sale, right? So once that’s over with, then everyone goes off and says — what we learned from the campaign, how do we get better at it. It’s a area that people have a lot of interest. So they talk about what worked and what didn’t work, right.

So who are going to brand customer. And let’s say consumer packaged goods advertiser packs, and they find something that really works well, they’re not telling anybody, right? So they’re keeping that a secret. They don’t want the competitor to know. And their competitor is going to be their competitor tomorrow.

In politics, afterwards, it is like, okay, just like these guys have talked about — Brent mentioned — hey, we learned a lot from what OFA was doing, what Obama was doing. So for us, it’s been very beneficial because I think it’s helped really push forward that thinking around how do we effectively start to use television in a more targeted fashion to generate results.

It had some real life case studies that prefer can refer to and then point to and say — yes, look, these guys get a 30% lift in efficiency or 40% lift in efficiency and [why it] should not be doing the same thing, which is why today you see a lot of these advertisers we talked about in the earlier panel say — you know what, these advertisers hear about this stuff and they want to know what the agency is doing about it.

Bill Livek - Rentrak - Vice Chairman and CEO

Right, thanks. Thank you. And more of — I’ll bet you in 2012 we’ll be up here and we will be talking about how digital and television are no longer TV. It’s all digital.

Laura Martin Needham

I wanted to ask a question about your business models. So you guys all sort of run full out until November 6 and then you have these companies and everybody sort of takes a week and sleeps. And then what happens? Do you guys stay on the political thing or do you suddenly go for a year or two somewhere else before the politics come back? And how do you run a business around something that only happens every two years and in a big, big way, every four years? I’m interested in how you thrive.

Scott Tranter - Optimus - Partner and Founder

Yes. I think you identify where there’s no publicly-traded political consulting team. Seriously, you think about it this way. I mean, it is difficult. I know everyone up here has corporate work and things like that. But you’ve identified an interesting aspect of the industry. And I think there’s really like — the amount of money in politics has grown exponentially over the last 15 years. It’s pretty normal 15 years ago. We are now getting enough money in politics.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

I started my business in early 2013 coming out of the Scott Brown campaign and having done this. And the question me and my founders had was — we know this is going to be affordable, like there’s going to be enough money in politics, but do we pick a cycle too early or do we pick a cycle too late, right? So, 15 years from now, we’re not going to be too expensive or this is going to be the norm.

The question is, as it ramps up, does it go bigger. And I think you’ve identified. It’s [big and big] and cyclical. But there’s a lot more money in politics and people are starting to spend money a little bit smarter. And they realize that I can spend two-thirds as much or one-third less if I spend it 12 months earlier, because analytics is a lot and they see that, oh okay, well, [change the voters’ mind] in June of 2015 than it is in June of 2016, those types of things.

Peter Bouchard - Civis Analytics - Director of Media Science

Yes. I mean, our business model is services software and Software as a Service. So I think our balance sheet looks a little bit different because it’s an election cycle. But I mean, our roster is built up of companies from non-profits to corporations to political organizations, so we’ve really diversified since 2012. And I think us building out a business and having the pressure of a board that’s pretty high profile [from these cities] makes us drive to build out the business that is sustainable, that’s not relying on a business cycle.

The week off that you mentioned, like Civis won’t take that off. Civis will just be business as usual, like next client, come on in.

Brent McGoldrick - Deep Root Analytics - CEO

Yes, I would echo that. I mean, the revenue cycles are very lumpy. We are focused on advocacy as well. So you could view it as sort of in between political and consumer. And particularly, again, we are going to have a new president, so pretty safe saying that. Those tend to be the first six to eight months of that, of a new president’s term tend to be when the agenda is shaped and when you get a lot of dollars come off the sidelines trying to shape that agenda. So advocacy will be big in 2017.

And then of course on the corporate and consumer side, to the point that we made and the reason we’re up here is there is — about this vertical, there’s a certain sort of sizzle about political that people, they like the sense of urgency, they like the sort of targeting mindset. There are a lot of companies that engage us because they want that same sense of urgency. All of our people are used to working on crazy timelines and we turn things around for companies. So there’s a heavy amount of diversification.

And I also think that if you look at [Christy] earlier point, if you look at — people knock on politics all the time, right, and say it’s all negative ads. But actually, if you look at the most competitive markets, and which is the market share battle, those ads and that creative kind of looks like politics. You see like State Farm and Allstate will kind of take shots at each other. So one of my life’s missions is to make every vertical as contentious as politically.

Bill Livek - Rentrak - Vice Chairman and CEO

Well, thank you, folks, and thank you, Chris, for running a heck of a panel. You guys have been great and you’re an example of how the industry functions incredibly well. Thank you and thank you all for attending this investor day that is very special. We talked about the merger with comScore. We talked about multiplatform. We discussed local. We discussed how all of these verticals work well together.

I guarantee one thing, too, like we will have a new president, we will be here next year with a combined company talking about our vision for the future. Thank you all and thank you for trusting us.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

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